AMSTEEL CORPORATION BERHAD (20667-M)
A Member of The Lion Group

20 December 2002

03003144

03 JAN -8 AM 9:25

SUPPL

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549

Attn : Ms Victoria C Choy

Dear Sirs

Re : Exemption No. 82-3318
Issuer : Amsteel Corporation Berhad

We enclose herewith the following documents for filing pursuant to exemption No. 82-3318 granted to Amsteel Corporation Berhad under rule 12g3-2(b) of the Securities Exchange Act of 1934:

a) Circular to shareholders dated 4 December 2002;

b) General Announcement dated 20 December 2002, Re: Twenty-Seventh Annual General Meeting; and

c) General Announcement dated 20 December 2002, Re: Extraordinary General Meeting.

PROCESSED
FEB 03 2003
THOMSON
FINANCIAL

Please contact the undersigned if you have any query.

Yours faithfully
AMSTEEL CORPORATION BERHAD

CHAN POH LAN
Secretary

dlo 1/22

c.c. Ms Andres Estay - The Bank of New York
ADR Department
101 Barclay St., 22nd Floor
New York
NY 10286

Level 46, Menara Citibank, 165 Jalan Ampang, 50450 Kuala Lumpur, Malaysia.
Tel: (603) 21622155, 21613166 Telefax: (603) 21623448

Form Version 2.0

General Announcement

Ownership transfer to AMSTEEL/EDMS/KLSE on 20-12-2002 05:18:36 PM

Reference No AA-021220-297EF

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	AMSTEEL CORPORATION BERHAD
* Stock name	:	AMSTEEL
* Stock code	:	2712
* Contact person	:	CHAN POH LAN
* Designation	:	SECRETARY

* Type : ◉ Announcement ○ Reply to query

* Subject :

TWENTY-SEVENTH ANNUAL GENERAL MEETING

* Contents :-

We are pleased to announce that at the Twenty-Seventh Annual General Meeting of the Company held on 20 December 2002, the shareholders of the Company have approved the following :

i) the re-appointment of Y. Bhg. Jen (B) Tan Sri Dato' Zain Hashim who retired pursuant to Section 129 (2) of the Companies Act, 1965 as Director of the Company; and

ii) all other resolutions tabled thereat including the following ordinary resolution transacted as special business:

Ordinary Resolution - Authority to Directors to issue shares

"That pursuant to Section 132D of the Companies Act, 1965 and subject to the approval of all relevant authorities being obtained, the Directors be and are hereby empowered to issue shares in the Company at any time and upon such terms and conditions and for such purposes as the Directors may, in their absolute discretion deem fit, provided that the aggregate number of shares issued pursuant to this resolution does not exceed 10% of the issued capital of the Company for the time being and that such authority shall continue in force until the conclusion of the next annual general meeting of the Company."

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

AMSTEEL CORPORATION BERHAD (20667-M)

....

Secretary

20-DEC 2002

Form Version 2.0

General Announcement

Ownership transfer to AMSTEEL/EDMS/KLSE on 20-12-2002 05:14:08 PM

Reference No AA-021220-297EE

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	AMSTEEL CORPORATION BERHAD
* Stock name	:	AMSTEEL
* Stock code	:	2712
* Contact person	:	CHAN POH LAN
* Designation	:	SECRETARY

* Type : (•) Announcement ( ) Reply to query

* Subject :

EXTRAORDINARY GENERAL MEETING

* **Contents :-**

We are pleased to announce that at the Extraordinary General Meeting of the Company held on 20 December 2002, the shareholders of the Company have approved the following ordinary resolution :

ORDINARY RESOLUTION

PROPOSED RENEWAL OF SHAREHOLDERS' MANDATE AND PROPOSED GENERAL MANDATE FOR RECURRENT RELATED PARTY TRANSACTIONS OF A REVENUE OR TRADING NATURE

That approval be given for the Company and its subsidiary companies to enter into the recurrent related party transactions of a revenue or trading nature which are necessary for its day-to-day operations as detailed in Section 3.3 ("Recurrent Transactions") and with those related parties as detailed in Section 3.2 of the Circular to Shareholders of the Company dated 4 December 2002 subject to the following:

i) the transactions are in the ordinary course of business and are on terms not more favourable than those generally available to the public and are not to the detriment of the minority shareholders of the Company; and

ii) disclosure is made in the annual report of the breakdown of the aggregate value of transactions conducted pursuant to the shareholders' mandate during the financial year, amongst others, based on the following information:

a) the type of the Recurrent Transactions made; and

b) the names of the related parties involved in each type of the Recurrent Transactions made and their relationship with the Company;

AND THAT authority conferred by this Ordinary Resolution shall continue to be in force until:

AMSTEEL CORPORATION BERHAD (20667-M)

Secretary

i) the conclusion of the next annual general meeting of the Company at which time it will lapse, unless by a resolution passed at the meeting, the authority is renewed;

ii) the expiration of the period within which the next annual general meeting after that date is required to be held pursuant to section 143(1) of the Companies Act, 1965 ("Act") (but shall not extend to such extension as may be allowed pursuant to section 143(2) of the Act); or

iii) revoked or varied by resolution passed by the shareholders in general meeting;

whichever is the earlier,

AND THAT the Directors be and are hereby authorised to complete and do all such acts and things (including executing such documents as may be required) to give effect to the transactions contemplated and/or authorised by this Ordinary Resolution.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

AMSTEEL CORPORATION BERHAD (20667-M)

Secretary

20 DEC 2004

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to the course of action you should take, you should consult your stockbroker, bank manager, solicitor, accountant or other professional adviser immediately. If you have sold or transferred all your ordinary shares in AMSTEEL CORPORATION BERHAD, you should at once hand this Circular to the agent through whom the sale or transfer effected for transmission to the purchaser or transferee.

The Kuala Lumpur Stock Exchange takes no responsibility for the contents of this Circular, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this Circular.

AMSTEEL CORPORATION BERHAD (20667-M)

(Incorporated in Malaysia)

CIRCULAR TO SHAREHOLDERS

In relation to

THE PROPOSED RENEWAL OF SHAREHOLDERS' MANDATE AND PROPOSED GENERAL MANDATE FOR RECURRENT RELATED PARTY TRANSACTIONS OF A REVENUE OR TRADING NATURE

Notice of the Extraordinary General Meeting of the Company to be held at the Meeting Hall, Level 48, Menara Citibank, 165 Jalan Ampang, 50450 Kuala Lumpur on 20 December 2002 at 3.15 pm or immediately after the Twenty-Seventh Annual General Meeting of the Company scheduled to be held on the same day at 3.00 pm, whichever shall be the later, is set out in this Circular together with a Form of Proxy enclosed herewith. The Form of Proxy should be lodged at the Registered Office of the Company at Level 46, Menara Citibank, 165 Jalan Ampang, 50450 Kuala Lumpur not less than forty-eight (48) hours before the time set for holding the Meeting. The lodging of the Form of Proxy will not preclude you from attending and voting in person at the Meeting should you subsequently wish to do so.

The last date and time for the lodging of the Form of Proxy is 18 December 2002 at 3.15 pm.

This Circular is dated 4 December 2002

AMSTEEL CORPORATION BERHAD (20667-M)
(Incorporated in Malaysia)

ERRATA

CIRCULAR TO SHAREHOLDERS DATED 4 DECEMBER 2002 IN RELATION TO THE PROPOSED RENEWAL OF SHAREHOLDERS' MANDATE AND PROPOSED GENERAL MANDATE FOR RECURRENT RELATED PARTY TRANSACTIONS OF A REVENUE OR TRADING NATURE

1. Section 2 of Appendix I on page 22 - Material Contracts

To include the following as item 2.63:

"2.63 Letter of Offer dated 21 October 2002 from Onyee Holdings Sdn. Bhd. duly accepted by Lion Subang Parade Sdn. Bhd., wherein Onyee Holdings Sdn. Bhd. offered to purchase from Lion Subang Parade Sdn. Bhd. all that piece of freehold land held under H.S.(D) 22227 Lot 014193 PT 9120 in the Mukim of Damansara, District of Petaling, Selangor comprising an area of approximately 12.9 acres upon which a shopping mall known as Subang Parade is erected on an as is where is basis for a total cash consideration of RM223,410,000.00."

2. Notice of Extraordinary General Meeting on page 51

With reference to line 4 in the first paragraph of the Ordinary Resolution, the date of the Circular to Shareholders of the Company should be amended to read as "4 December 2002".

Dated : 4 December 2002

"LCB"	:	Lion Corporation Berhad, a major shareholder of Amsteel holding 29.4% equity interest in Amsteel by virtue of its direct and indirect shareholding
"LCB Group"	:	LCB and its subsidiary and associated companies
"Lion Development (Penang) Sdn. Bhd. Group"	:	Lion Development (Penang) Sdn. Bhd. and its subsidiary and associated companies
"Lion Holdings Sdn. Bhd. Group"	:	Lion Holdings Sdn. Bhd. and its subsidiary and associated companies
"Lion Teck Chiang Limited Group"	:	Lion Teck Chiang Limited and its subsidiary and associated companies
"LLB"	:	Lion Land Berhad, a 50.48% owned subsidiary of Amsteel
"LLB Group"	:	LLB and its subsidiary and associated companies
"LTAT"	:	Lembaga Tabung Angkatan Tentera, a major shareholder of Amsteel holding 21% equity interest in Amsteel
"LTAT Group"	:	LTAT and its subsidiary and associated companies
"major shareholder"	:	Shall be as defined in Chapters 1 and 10 of the Listing Requirements and reproduced herein in paragraph 2.2
"Peringkat Prestasi (M) Sdn. Bhd. Group"	:	Peringkat Prestasi (M) Sdn. Bhd. and its subsidiary and associated companies
"person connected"	:	Shall be as defined in Chapter 1 of the Listing Requirements and reproduced herein in paragraph 2.2
"Posim"	:	Posim Berhad, an 83.7% owned subsidiary of Amsteel
"Posim Group"	:	Posim and its subsidiary and associated companies
"Proposed General Mandate"	:	Proposed mandate from the shareholders of Amsteel for the Recurrent Transactions as set out in Table 2 of paragraph 3.3
"Proposed Renewal of Shareholders' Mandate"	:	Proposed renewal of the 2002 Shareholders' Mandate from the shareholders of Amsteel for the Recurrent Transactions as set out in Table 1 of paragraph 3.3

"Proposed Shareholders' Mandate"	:	collectively the Proposed Renewal of Shareholders' Mandate and Proposed General Mandate
"Recurrent Transactions"	:	The recurrent related party transactions of a revenue or trading nature which are necessary for its day-to-day operations more particularly described in paragraph 3.3 which the Amsteel Group proposes to enter into with persons who are Related Parties
"Related Party" or "Related Parties"	:	The "director", "major shareholder" or "person connected" with such director or major shareholder of Amsteel or of its subsidiaries
"related party"	:	Shall be as defined in Chapter 1 of the Listing Requirements and reproduced herein in paragraph 2.2
"related party transaction"	:	Shall be as defined in Chapter 10 of the Listing Requirements and reproduced herein in paragraph 2.2
"Sims Holdings Sdn. Bhd. Group"	:	Sims Holdings Sdn. Bhd. and its subsidiary and associated companies
"2002 Shareholders' Mandate"	:	The Shareholders' Mandate obtained on 28 December 2001 for the Amsteel Group to enter into recurrent related party transactions

Disclosure has been made in the 2002 Annual Report of the Company of the breakdown of the aggregate value of transactions conducted pursuant to the 2002 Shareholders' Mandate during the financial year ended 30 June 2002, amongst others, based on the following information:

(a) the type of the Recurrent Transactions made; and

(b) the names of the related parties involved in each type of the Recurrent Transactions made and their relationship with Amsteel.

2. DETAILS OF THE PROPOSED SHAREHOLDERS' MANDATE

2.1 Part E, Paragraph 10.09 of Chapter 10 of the Listing Requirements and Paragraph 4.14 of Practice Note No. 12/2001 in relation to Recurrent Transaction

Under Part E, paragraph 10.09 of Chapter 10 of the Listing Requirements, a listed issuer may seek its shareholders' mandate with regard to Recurrent Transactions which are necessary for the listed issuer's day-to-day operations such as supplies of materials entered into by the listed issuer subject to the following:

(a) The transactions are in the ordinary course of business and are on terms not more favourable to the related party than those generally available to the public;

(b) The shareholders' mandate is subject to annual renewal and disclosure is made in the annual report of the aggregate value of transactions conducted pursuant to the shareholders' mandate during the financial year;

(c) the listed issuer's circular to shareholders for the shareholders' mandate shall include information set out in Part B of Appendix 10D. The draft circular must be submitted to the Exchange together with a checklist showing compliance with Part B of Appendix 10D of the Listing Requirements; and

(d) in a meeting to obtain shareholders' mandate, the interested director, interested major shareholder or interested person connected with a director or major shareholder; and where it involves the interest of an interested person connected with a director or major shareholder, such director or major shareholder, must not vote on the resolution approving the transactions. An interested director or interested major shareholder must ensure that persons connected with him abstain from voting on the resolution approving the transactions.

Transactions entered into between Amsteel (or any of its wholly-owned subsidiaries) and its wholly-owned subsidiaries are excluded from the requirements of Part E of paragraph 10.09 of Chapter 10 of the Listing Requirements.

Paragraph 4.1.4 of Practice Note No. 12/2001 further states that the shareholders' mandate is subject to annual renewal and any authority conferred by a shareholders' mandate shall continue to be in force only until:

(a) the conclusion of the first annual general meeting of the listed issuer following the general meeting at which such shareholders' mandate was passed, at which time it will lapse, unless by a resolution passed at the meeting, the authority is renewed;

(b) the expiration of the period within which the next AGM after that date is required to be held pursuant to section 143(1) of the Act (but shall not extend to such extension as may be allowed pursuant to section 143(2) of the Act); or

(c) revoked or varied by resolution passed by the shareholders in general meeting,

whichever is the earlier.

Accordingly, the Company proposes to procure a general mandate and to seek the renewal of the 2002 Shareholders' Mandate from its shareholders for the Amsteel Group to enter into transactions with the Related Parties which are of a revenue or trading nature and necessary for its day-to-day operations, on terms not more favourable to the Related Party than those generally available to the public and are not detrimental to the minority shareholders.

The Proposed Shareholders' Mandate, if approved, will take effect from the date of the passing of the Ordinary Resolution relating thereto at the EGM and will continue to be in force until the conclusion of the next AGM of the Company or until the expiration of the period within which the next AGM is required by law to be held unless revoked or varied by the Company in a general meeting, whichever is the earlier.

2.2 Definitions

The definitions for "director", "major shareholder", "person connected", "related party" and "related party transaction" under the Listing Requirements are as follows:

- director
  - shall have the meaning given in section 4 of the Act and includes any person who is or was within the preceding 12 months of the date on which the terms of the transaction were agreed upon, a director of the listed issuer (or any other company which is its subsidiary or holding company or a subsidiary of its holding company).

- major shareholder
  - means a person who has an interest or interests in one or more voting shares in a company and the nominal amount of that share, or the aggregate of the nominal amounts of those shares, is not less than 5% of the aggregate of the nominal amounts of all the voting shares in the company. For the purpose of this definition, "interest in shares" shall have the meaning given in section 6A of the Act. A major shareholder includes any person who is or was within the preceding 12 months of the date on which the terms of the transaction were agreed upon, a major shareholder of the listed issuer (or any other company which is its subsidiary or holding company or a subsidiary of its holding company).

- person connected
  - in relation to a director or a major shareholder, means such person who falls under any one of the following categories:

(a) a member of the director's or major shareholder's family, which "family" shall have the meaning given in section 122A of the Act;

(b) a trustee of a trust (other than a trustee for an employee share scheme or pension scheme) under which the director, major shareholder or a member of the director's or major shareholder's family is the sole beneficiary;

(c) a partner of the director, major shareholder or a partner of a person connected with that director or major shareholder;

(d) a person who is accustomed or under an obligation, whether formal or informal, to act in accordance with the directions, instructions or wishes of the director or major shareholder;

(e) a person in accordance with whose directions, instructions or wishes the director or major shareholder is accustomed or is under an obligation, whether formal or informal, to act;

(f) a body corporate or its directors which/who is/are accustomed or under an obligation, whether formal or informal, to act in accordance with the directions, instructions or wishes of the director or major shareholder;

(g) a body corporate or its directors whose directions, instructions or wishes the director or major shareholder is accustomed or under an obligation, whether formal or informal, to act;

(h) a body corporate in which the director, major shareholder and/or persons connected with him are entitled to exercise, or control the exercise of, not less than 15% of the votes attached to voting shares in the body corporate; or

(i) a body corporate which is a related corporation.

- related party
  - means a director, major shareholder or person connected with such director or major shareholder.

- related party transaction
  - means a transaction entered into by the listed issuer or its subsidiaries which involves the interest, direct or indirect, of a related party.

3. DETAILS OF RECURRENT TRANSACTIONS

3.1 Background

Amsteel is primarily an investment holding company. The Group comprising Amsteel and its listed subsidiaries and their respective subsidiaries engages in a range of activities, principally those relating to the following sectors:

(a) Steel - production, sale and distribution of steel and related products.

(b) Tyres and chemicals - manufacture, sale and distribution of tyres, rubber compound and related products.

(c) Food and agricultural products - logging operator and operator of pulp and paper mill, manufacture of sawn timber and other wood products, operator of breweries.

(d) Retail and distribution - operator of department stores and hypermarkets, trading and distribution of lubricating oil and petroleum products.

(e) Property - real estate and property developer, property management.

(f) Motor - motor vehicles, manufacture of light trucks and buses and manufacture of motor related products

(g) Others - provision of transportation and forwarding services, management services, security services and security communication equipment and hotel operators and related services.

Due to the diversity and size of the Group, it is anticipated that the Group would, in the ordinary course of business, enter into transactions with classes of related party set out in paragraph 3.2 below. It is likely that such transactions will occur with some degree of frequency and could arise at any time. Such transactions include the transactions are described in paragraph 3.3 below.

The Directors are seeking a renewal of the 2002 Shareholders' Mandate and a general mandate which allow the Group, in their normal course of business, to enter into categories of related party transactions referred to in paragraph 3.3 below with certain classes of related party set out in paragraph 3.2 below provided such transactions are made on an arm's length basis and on normal commercial terms of the Group and are on terms not more favourable to the related party than those generally available to the public and are not to the detriment of the minority shareholders. The public listed subsidiaries of Amsteel, namely AMB, CPMB, LLB and Posim will be seeking separate mandates from their respective shareholders for each of them and their respective non-listed subsidiaries to enter into Recurrent Transactions.

The details of the Recurrent Transactions pursuant to Part E, paragraph 10.09 of Chapter 10 of the Listing Requirements to be dealt with at the EGM are as set out in paragraph 3.3 below.

Notes:

* *Negligible.*

(a) *Options granted pursuant to Amsteel's Executive Share Option Scheme.*

(b) *Deemed interested by virtue of Section 6A of the Act held via Amanvest (M) Sdn Bhd (Direct-Nil; Indirect-100%), Happyvest (M) Sdn Bhd (Direct-Nil; Indirect-81.46%), Panoron Sdn Bhd (Direct-Nil; Indirect-100%), Araniaga Holdings Sdn Bhd (Direct-Nil; Indirect-100%), Lancaster Trading Company Limited (Direct-60%; Indirect-Nil), Lion Holdings Sdn Bhd (Direct-Nil; Indirect-80%), Finlink Holdings Sdn Bhd (Direct-Nil; Indirect-100%), Teck Bee Mining (M) Sendirian Berhad (Direct-5.59%; Indirect-90.29%), Tirta Enterprise Sdn Bhd (Direct-Nil; Indirect-79%), William Cheng Sdn Bhd (Direct-99.99%; Indirect-0.01%), Horizon Towers Sdn Bhd (Direct-Nil; Indirect-100%), Lion Holdings Pte Ltd (Direct-Nil; Indirect-58.80%), Lion Corporation Berhad (Direct-0.1%; Indirect-57.32%), Limpahjaya Sdn Bhd (Direct-Nil; Indirect-100%) and Ceemax Electronics Sdn Bhd (Direct-Nil; Indirect-100%).*

(c) *Deemed interested by virtue of Section 6A of the Act held via Amanvest (M) Sdn Bhd (Direct-Nil; Indirect-100%), Happyvest (M) Sdn Bhd (Direct-5.49%; Indirect-62.75%), Panoron Sdn Bhd (Direct-Nil; Indirect-100%), Araniaga Holdings Sdn Bhd (Direct-Nil; Indirect-100%), Lion Holdings Sdn Bhd (Direct-0.83%; Indirect-19.17%), Finlink Holdings Sdn Bhd (Direct-Nil; Indirect-100%), Teck Bee Mining (M) Sendirian Berhad (Direct-Nil; Indirect-90.29%), Tirta Enterprise Sdn Bhd (Direct-Nil; Indirect-70.64%), Horizon Towers Sdn Bhd (Direct-Nil; Indirect-100%), Lion Corporation Berhad (Direct-0.15%; Indirect-35.40%), Limpahjaya Sdn Bhd (Direct-Nil; Indirect-100%) and Sin Seng Investment Pte Ltd (Direct-20%; Indirect-Nil).*

(d) *Deemed interested by virtue of Section 6A of the Act held via Amanvest (M) Sdn Bhd (Direct-Nil; Indirect-100%), Happyvest (M) Sdn Bhd (Direct-51.01%; Indirect-Nil), Panoron Sdn Bhd (Direct-Nil; Indirect-100%), Araniaga Holdings Sdn Bhd (Direct-51%; Indirect-Nil), Finlink Holdings Sdn Bhd (Direct-Nil; Indirect-100%), Teck Bee Mining (M) Sendirian Berhad (Direct-90.29%; Indirect-Nil), Tirta Enterprise Sdn Bhd (Direct-Nil; Indirect-67.04%), Lion Corporation Berhad (Direct-8.66%; Indirect-24.21%) and Limpahjaya Sdn Bhd (Direct-Nil; Indirect-100%).*

(e) *Deemed interested by virtue of Section 6A of the Act held via Lion Corporation Berhad (Direct-Nil; Indirect-15.80%) and Limpahjaya Sdn Bhd (Direct-Nil; Indirect-100%).*

(f) *Deemed interested by virtue of Section 6A of the Act held via Lion Corporation Berhad (Direct-15.80%; Indirect-Nil) and Limpahjaya Sdn Bhd (Direct-Nil; Indirect-100%).*

(g) *Deemed interested by virtue of Section 6A of the Act held via Limpahjaya Sdn Bhd (Direct-Nil; Indirect-100%).*

3.3 Nature of Recurrent Transactions

The Recurrent Transactions which will be covered by the Proposed Shareholders' Mandate and the benefits to be derived from them are transactions by the Group relating to the provision of, or obtaining from, the Related Party, products and services in the normal course of business of the Group comprising the following transactions:

(a) Table 1

Recurrent Transactions which are covered under the 2002 Shareholders' Mandate.

Nature of Recurrent Transactions		Estimate Value[1] (RM'000)	Name of Related Party	Actual Value[2] (RM'000)
Tyre				
(i)a	Sale of tyres, rubber compound and related products (including tubes, retread materials, accessories, wheels and hubs, fittings, implements, tools materials and all kinds of apparatus and things used or capable of being used in connection with the manufacture, operation, maintenance and working of motor cars, motorcycles, bicycles, aircrafts and vehicles of all kinds)	450 50 300	AMB Group Posim Group LCB Group	411 259 -
(i)b	Sale and purchase of tyres, rubber compound and related products (including tubes, retread materials, accessories, wheels and hubs, fittings, implements, tools materials and all kinds of apparatus and things used or capable of being used in connection with the manufacture, operation, maintenance and working of motor cars, motorcycles, bicycles, aircrafts and vehicles of all kinds)	700	Amsteel's subsidiaries (namely Singa Logistics Sdn Bhd and Pine Castle Sdn Bhd)	654
	Subtotal	1,500		1,324
Plantation and agricultural products				
(i)a	Provision of rental of potted plants	50 50 50 50	CPMB Group AMB Group LLB Group ACB Group	8 2 2 -
(i)b	Provision and obtaining of rental of potted plants	50	Amsteel's subsidiaries (namely Optima Jaya Sdn Bhd and The Lenggeng Rubber Company Limited)	49
	Subtotal	250		61
(ii)	Provision of landscaping projects/services	200	Lion Development (Penang) Sdn Bhd Group	133

Nature of Recurrent Transactions		Estimate Value[1] (RM'000)	Name of Related Party	Actual Value[2] (RM'000)
Retail and distribution				
(i)	Purchase of lubricating oil and petroleum products (including lubricants for motor vehicles and motorcycles, industrial lubricants, diesel and fuel oil)	3,000	Posim Group	2,606
(ii)a	Sale of hypermarket merchandise	100	AMB Group	42
		50	CPMB Group	10
		100	LLB Group	33
		200	Posim Group	175
(ii)b	Sale and purchase of hypermarket merchandise	50	Amsteel's subsidiaries (namely Silverstone Marketing Sdn Bhd, Xtra Supercenter Sdn Bhd and Parkson Corporation Sdn Bhd)	4
	Subtotal	500		264
Property				
(i)a	Provision of rental of premises[3]	8,500	CPMB Group	5,865
		6,500	LLB Group	4,592
		3,000	AMB Group	1,662
		350	Posim Group	49
		350	LCB Group	285
		500	Lion Teck Chiang Limited Group	-
		500	Sims Holdings Sdn Bhd Group	-
		500	Xinjiang Friendship (Group) Co Ltd	-
(i)b	Provision and obtaining of rental of premises[3]	8,500	Amsteel's subsidiaries (namely Lion Seremban Parade Sdn Bhd, Lion Ipoh Parade Sdn Bhd and Parkson Corporation Sdn Bhd)	5,609
	Subtotal	28,700		18,062
(ii)	Sales commission payable/ paid on sale of bungalow lots	8,000	Lion Holdings Sdn Bhd Group	6,583
(iii)	Provision of legal services on sale of bungalow lots	300	CS Tang & Co	199

Nature of Recurrent Transactions		Estimate Value[1] (RM'000)	Name of Related Party	Actual Value[2] (RM'000)
(iv)a	Provision of hotel room and related services	5,100	FAW Group	4,528
		50	LCB Group	-
		50	Posim Group	-
		50	CPMB Group	-
		50	AMB Group	-
		50	LLB Group	-
		50	Amble Bond Sdn Bhd Group	-
		50	Lion Development (Penang) Sdn Bhd Group	-
(iv)b	Provision and obtaining of hotel room and related services	50	Amsteel's subsidiaries (namely Bandar Akademia Corporation (M) Sdn Bhd, Araprop Development Sdn Bhd, Akurjaya Sdn Bhd, Silverstone Marketing Sdn Bhd, Parkson Corporation Sdn Bhd, Bandar Akademia Sdn Bhd and Optima Jaya Sdn Bhd)	-
	Subtotal	5,500		4,528
Other general transactions				
(i)a	Sale of tools, dies and spare parts	50	AMB Group	20
		3,000	LLB Group	2,757
		50	LCB Group	-
		50	Posim Group	-
		50	ACB Group	-
		300	Sims Holdings Sdn Bhd Group	-
(i)b	Sale and purchase of tools, dies and spare parts	3,400	Amsteel's subsidiaries (namely Silverstone Berhad and Lion Tooling Sdn Bhd)	3,107
	Subtotal	6,900		5,884
(ii)	Provision of transportation and forwarding services	5,500	LLB Group	5,277
		5,500	LCB Group	5,207
		2,900	Lion Teck Chiang Limited Group	2,794
		100	Posim Group	-
	Subtotal	14,000		13,278
(iii)	Provision of storage space at Bukit Raja Industrial Estate, Klang, Selangor	300	LLB Group	144
		100	AMB Group	45
		100	LTAT Group	38
		50	Posim Group	-
		50	LCB Group	19
		50	Sims Holdings Sdn Bhd Group	4
		800	ACB Group	719
	Subtotal	1,450		969

Nature of Recurrent Transactions		Estimate Value[1] (RM'000)	Name of Related Party	Actual Value[2] (RM'000)
(iv)a	Provision of management and support and other related services (including company secretarial, tax, treasury, legal, management information and corporate services)	100 1,800 1,800 100 200	AMB Group CPMB Group LLB Group LCB Group Posim Group	8 608 776 2 75
(iv)b	Provision and obtaining of management and support and other related services (including company secretarial, tax, treasury, legal, management information and corporate services)	100	Amsteel's subsidiaries (namely Andalas Development Sdn Bhd, Araprop Development Sdn Bhd, Silverstone Berhad, Ambang Maju Sdn Bhd, Ayer Keroh Resort Sdn Bhd, Secom (Malaysia) Sdn Bhd, Lion Ipoh Parade Sdn Bhd, Lion Seremban Parade Sdn Bhd, Akurjaya Sdn Bhd and Amsteel)	-
	Subtotal	4,100		1,469
(v)a	Provision of security services and security communication equipment	475 400 50 700 50 200 50 50	LLB Group AMB Group Posim Group CPMB Group Amble Bond Sdn Bhd Group LCB Group Lions Holdings Sdn Bhd Group ACB Group	423 376 32 662 29 191 8 -
(v)b	Provision and obtaining of security services and security communication equipment	525	Amsteel's subsidiaries (namely Silverstone Berhad, Lion Tooling Sdn Bhd, Amsteel Securities (M) Sdn Bhd, Lion Seremban Parade Sdn Bhd, Lion Ipoh Parade Sdn Bhd, Parkson Corporation Sdn Bhd, Silverstone Marketing Sdn Bhd, Pine Castle Sdn Bhd, Bhd, Xtra Supercenter Sdn Bhd, Lion Metal Industries Sdn Bhd and Secom (Malaysia) Sdn Bhd)	454
	Subtotal	2,500		2,175
(vi)	Purchase of SECOM sensors and security alarm control panel	2,000	Secom Co Ltd	1,417

Nature of Recurrent Transactions		Estimate Value[1] (RM'000)	Name of Related Party	Actual Value[2] (RM'000)
(vii)	Sale of steel and steel related products (including billets, steel bars, wire rods, hot briquetted iron and scrap iron)	15,000 4,500 500	LLB Group LCB Group ACB Group	10,454 3,707 129
	Subtotal	20,000		14,290
(viii)	Obtaining of insurance coverage and leasing facilities	5,700	LTAT Group	4,799
(ix)	Obtaining of motor vehicles services	400 100	AMB Group LCB Group	264 12
	Subtotal	500		276
(x)	Obtaining of secretarial services	100	LCB Group	23
(xi)	Provision of training and education services	50	AMB Group	22
(xii)	Provision of rental of an industrial premise at Kawasan Perindustrian Tebrau, Johor Bahru, Johor and Weighbridge equipment	50	Posim Group	9

(b) Table 2

New Recurrent Transactions which are covered under the Proposed General Mandate.

Nature of Recurrent Transactions		Estimated Value[1] (RM'000)	Name of Related Party
Retail and distribution			
(i)	Purchase of paper products	200	Posim Group
Other general transactions			
(i)	Purchase of office equipment, furniture and computer	100 50	LCB Group Amble Bond Sdn Bhd Group
	Subtotal	150	
(ii)	Sale and purchase of grass	50	Amsteel's subsidiaries (namely The Lenggeng Rubber Company Limited and Hy-Line Berhad)

The value of these transactions may be subject to changes in the next financial year. These transactions will be subject to the review procedures as set out in paragraph 3.4 below.

Notes:

(1) *Estimated annual value for the period from the shareholders' approval at the forthcoming EGM on the Proposed Shareholders' Mandate to the next AGM is based on the aggregate amount over a 12 months period ended 30 June 2001 after taking into consideration the transactions which will be incurred in the foreseeable future.*

(2) *Actual value transacted for the period from 1 July 2001 to 30 June 2002 covered by the 2002 Shareholders' Mandate.*

(3) *The premises are located at Wisma Amsteel, Klang, Selangor; Wisma Lion Suzuki, Shah Alam, Selangor; Wisma Silverstone, Shah Alam, Selangor; Lot 6, Bukit Raja Industrial Estate, Klang, Selangor; Ipoh Parade, Ipoh, Perak; Klang Parade, Klang, Selangor; Mahkota Parade, Melaka; Seremban Parade, Seremban, Negeri Sembilan; Subang Parade, Subang Jaya, Selangor; Wisma Amsteel Securities, Klang, Selangor; Lion Industrial Building, Singapore and including shop lots in Penang; Alor Setar, Kedah; Kota Bahru, Kelantan; Kuantan, Pahang; Banting, Selangor; Johor Bahru, Johor; part of a building in Xinjiang, China.*

3.4 Review Procedures for Recurrent Transactions

The Group has established the following methods and procedures to ensure that Recurrent Transactions are undertaken on an arm's length basis and on normal commercial terms, which are consistent with the Group's usual business practices and policies and are on terms not more favourable to the Related Party than those extended to third parties/public and not to the detriment of the minority shareholders:

(a) A list of Related Parties has been circulated within the Amsteel Group and it will be updated for any subsequent changes. The Related Parties have also been notified that all Recurrent Transactions are required to be undertaken on an arm's length basis and on normal commercial terms.

(b) Recurrent Transactions will be reviewed and authorised by the following parties:

Nature of Recurrent Transactions	Equal to or exceeding (per purchase contract or purchase order) (RM)	But less than (per purchase contract or purchase order) (RM)	Authority Levels
Steel		<10,000,000	Accountant/Chief Accountant/Financial Controller + General Manager
	10,000,000	<30,000,000	General Manager + Managing Director/Executive Director/Director
	30,000,000 and above		Audit Committee

Nature of Recurrent Transactions	Equal to or exceeding (per purchase contract or purchase order) (RM)	But less than (per purchase contract or purchase order) (RM)	Authority Levels
Others		<1,000,000	Accountant/Chief Accountant/Financial Controller + General Manager
	1,000,000	<5,000,000	General Manager + Managing Director/Executive Director/Director
	5,000,000 and above		Audit Committee

If a member of the Audit Committee has an interest, as the case may be, he will abstain from any decision making by the Audit Committee in respect of the said transaction.

(c) Records will be maintained by the Amsteel Group to capture all Recurrent Transactions which are entered into pursuant to the Proposed Shareholders' Mandate.

(d) The annual internal audit plan shall incorporate a review of Recurrent Transactions which will be entered into pursuant to the Proposed Shareholders' Mandate to ensure that relevant approvals have been obtained and review procedures in respect of such transactions are adhered to.

(e) The Audit Committee shall review the internal audit reports to ascertain that the guidelines and procedures established to monitor Recurrent Transactions have been complied with.

(f) The Board and the Audit Committee shall have overall responsibility for the determination of the review procedures with authority to sub-delegate to individuals or committees within the Company as they deem appropriate. Such review methods and procedures may be modified, supplemented or replaced from time to time by the Audit Committee.

(g) The transaction prices, terms and conditions are determined as follows:

i) by the prevailing market force, under similar commercial terms for transactions with third parties which depend on the demand and supply of the products/services in the market.

ii) the transaction prices are conducted at arm's length and is on normal commercial terms not more favourable to the related party than those generally available to the public. Due consideration shall be given to price, payment, quality, delivery and service in order to maximise benefits for any purchase under the transactions.

iii) is on competitive commercial terms, the Amsteel Group shall identify various sources of supply to secure at least three (3) quotations which shall be documented in the "Price Comparison Summary cum Approval Form". In the event less than 3 quotations are available for comparison due to limited sources of supply or potential suppliers unwilling to quote, reference shall be made to published market reports, if available, pertaining to transactions of similar products concluded in other markets.

iv) the Purchasing Department shall evaluate and shortlist vendors prior to price negotiations, based on the following criteria:

a. price competitiveness
b. quality
c. experience
d. delivery/service
e. credit term
f. technical capability
g. financial strength

v) after price negotiation, the Purchasing Department shall recommend the selection of potential/successful supplier for approval by the appropriate authority.

vi) where appropriate, a valuation or appraisal of the market value of a transaction is conducted by an independent expert and additional quotations are obtained from third parties for the purpose of performing an independent and balanced assessment, evaluation and comparison of the price, terms and conditions prior to making a decision to enter into the transaction.

vii) when quality, payment and other terms and conditions are equal, an order/contract shall be awarded to the supplier with the lowest negotiated price.

viii) the Group shall evaluate the vendors' performance via feedback from user departments with regard to delivery performance, quality of material and after sales service.

3.5 **Rationale for the Proposed Shareholders' Mandate and Benefit to the Amsteel Group and its shareholders**

The provision of services and the manufacturing, trading and distribution businesses in the different sectors described in paragraph 3.1 above are the principal businesses of the Group. The classes of Related Parties listed in paragraph 3.2 are also involved substantially, if not principally, in one or more of these businesses. It is therefore in the interests of the Group to transact with such Related Parties (in addition to their transactions with third parties in the ordinary course of business) so that the Group can enjoy synergistic benefits. In addition, the Group is able to provide management and support services to the Related Parties at competitive prices. Given the complementary nature of the activities of the members of the Group and the activities of the Related Parties, as well as the fact that such activities are in the ordinary course of business of both the Group and the Related Parties, it is anticipated that the Recurrent Transactions would occur on a frequent and recurrent basis.

The obtaining of the Proposed Shareholders' Mandate on an annual basis would therefore eliminate the need to make announcements to KLSE or to convene separate general meetings from time to time to seek shareholders' approval as and when potential Recurrent Transactions with the specified class of Related Parties arise, thereby reducing substantially the administrative time and expenses in convening such meetings, without compromising the corporate objectives and adversely affecting the business opportunities available to the Group.

In relation to the Group's property activities, the time allotted to prepare a tender may not be sufficient to prepare the documents and hold a general meeting to obtain shareholders' approval. Further, if separate shareholders' approval were to be obtained in respect of each and every tender, the detailed information required by the Listing Requirements to be disclosed in a circular to shareholders could be of great value to the Group's competitors and disadvantage the Group.

The Proposed Shareholders' Mandate is intended to facilitate transactions in the normal course of business of the Group which are transacted from time to time with the specified classes of Related Parties, provided that they are carried out at arm's length and on the Group's normal commercial terms and that they are not prejudicial to the minority shareholders.

3.6 **Audit Committee Statement**

The Audit Committee of the Company has seen and reviewed the procedures mentioned in paragraph 3.4 above and are of the view that the said procedures are sufficient to ensure that the Recurrent Transactions are not more favourable to the Related Parties than those generally available to the public and are not to the detriment of the minority shareholders.

4. CONDITION OF THE PROPOSED SHAREHOLDERS' MANDATE

The Proposed Shareholders' Mandate is subject to the approval of the shareholders at the forthcoming EGM.

5. FINANCIAL EFFECTS OF THE PROPOSED SHAREHOLDERS' MANDATE

The Proposed Shareholders' Mandate is not expected to have any effect on the issued and paid-up share capital, earnings and net tangible assets of the Amsteel Group.

6. ABSTENTION FROM VOTING

Jen (B) Tan Sri Dato' Zain Hashim, Pee Kang Seng @ Lim Kang Seng, Tan Sri William H.J. Cheng, Lt Jen (B) Datuk Seri Abdul Manap bin Ibrahim and M. Chareon Sae Tang @ Tan Whye Aun ("Interested Directors") being interested Directors have abstained from board deliberation and voting on the resolution on the Proposed Shareholders' Mandate. (Jen (B) Tan Sri Dato' Zain Hashim, Pee Kang Seng @ Lim Kang Seng, Tan Sri William H.J. Cheng, Lt Jen (B) Datuk Seri Abdul Manap bin Ibrahim and M. Chareon Sae Tang @ Tan Whye Aun shall hereinafter be referred to as the "Interested Directors"). All the Interested Directors, Interested Major Shareholders (as set out in paragraph 3.2 above) and persons connected with the Interested Directors or Interested Major Shareholders who have any interest, direct or indirect in the Recurrent Transactions will abstain from voting in respect of their direct and/or indirect shareholdings on the resolutions relating to the Proposed Shareholders' Mandate. The direct and indirect interest of the persons connected with the Interested Directors and Interested Major Shareholders as at 25 November 2002 are as detailed below:

Persons connected with Interested Directors and Interested Major Shareholders	Direct		Indirect	
	No. of Shares	%	No. of Shares	%
Puan Sri Chan Chau Ha @ Chan Chow Har	376,000	0.03	570,000 [a]	0.05
Datin Ng Seok Kuan	1,200	*	-	-
Cheng Theng Kee	654,000	0.05	-	-
Chen Shok Ching	19,000	*	-	-
Cheng Yoong Choong	5,000	*	-	-
Cheng Chai Hai	513,000	0.04	-	-
Cheng Wei Meng	14,000	*	-	-
Cheng Huay Joo	122,500	0.01	-	-
Horizon Towers Sdn Bhd	2,550,000	0.20	-	-
Lion Holdings Pte Ltd	570,000	0.04	-	-
Tirta Enterprise Sdn Bhd	55,753,505	4.43	-	-
Araniaga Holdings Sdn Bhd	5,400	*	-	-
Teck Bee Mining (M) Sendirian Berhad	150,000	0.01	-	-
Finlink Holdings Sdn Bhd	5,417,438	0.43	-	-
Panoron Sdn Bhd	478,543	0.04	55,753,505 [b]	4.43
Ceemax Electronics Sdn Bhd	179,694	0.01	-	-
Lancaster Trading Company Limited	9,480,000	0.75	445,361,826 [c]	35.36
Utara Enterprise Sdn Bhd	-	-	445,361,826 [d]	35.36
William Cheng Sdn Bhd	7,585,366	0.60	445,361,826 [e]	35.36
Happyvest (M) Sdn Bhd	654,381	0.05	444,529,119 [f]	35.29
Amanvest (M) Sdn Bhd	12,972,395	1.03	375,324,676 [g]	29.80
Limpahjaya Sdn Bhd	126,133,797	10.01	-	-
Lion Realty Pte Ltd	-	-	447,911,826 [h]	35.56
Sin Seng Investment Pte Ltd	1,696,000	0.13	-	-

Notes:

* *Negligible.*

(a) *Deemed interested by virtue of Section 6A of the Act held via Lion Holdings Pte Ltd (Direct - 58.8%; Indirect - Nil).*

(b) *Deemed interested by virtue of Section 6A of the Act held via Tirta Enterprise Sdn Bhd (Direct - 15.64%; Indirect - Nil).*

(c) *Deemed interested by virtue of Section 6A of the Act held via Amanvest (M) Sdn Bhd (Direct - Nil; Indirect - 100%), Happyvest (M) Sdn Bhd (Direct - Nil; Indirect - 51.01%), Panoron Sdn Bhd (Direct - Nil; Indirect - 100%), Araniaga Holdings Sdn Bhd (Direct - Nil; Indirect - 51%), Lion Holdings Sdn Bhd (Direct - 20%; Indirect - Nil), Finlink Holdings Sdn Bhd (Direct - Nil; Indirect - 100%), Teck Bee Mining (M) Sendirian Berhad (Direct - Nil; Indirect - 90.29%), Tirta Enterprise Sdn Bhd (Direct - Nil; Indirect - 67.04%), Lion Corporation Berhad (Direct - Nil; Indirect - 32.87%) and Limpahjaya Sdn Bhd (Direct - Nil; Indirect - 100%).*

(d) *Deemed interested by virtue of Section 6A of the Act held via Amanvest (M) Sdn Bhd (Direct - Nil; Indirect - 100%), Happyvest (M) Sdn Bhd (Direct - 15.12%; Indirect - 51.01%), Panoron Sdn Bhd (Direct - Nil; Indirect - 100%), Araniaga Holdings Sdn Bhd (Direct - Nil; Indirect - 51%), Lion Holdings Sdn Bhd (Direct - 20%; Indirect - Nil), Finlink Holdings Sdn Bhd (Direct - Nil; Indirect - 100%), Teck Bee Mining (M) Sendirian Berhad (Direct - Nil; Indirect - 90.29%), Tirta Enterprise Sdn Bhd (Direct - Nil; Indirect - 67,04%), Lion Corporation Berhad (Direct - Nil; Indirect - 32.87%) and Limpahjaya Sdn Bhd (Direct - Nil; Indirect - 100%).*

(e) *Deemed interested by virtue of Section 6A of the Act held via Amanvest (M) Sdn Bhd (Direct - Nil; Indirect - 100%), Happyvest (M) Sdn Bhd (Direct - 9.01%; Indirect - 51.01%), Panoron Sdn Bhd (Direct - Nil; Indirect - 100%), Araniaga Holdings Sdn Bhd (Direct - Nil; Indirect - 51%), Lion Holdings Sdn Bhd (Direct - 40%; Indirect - 20%), Finlink Holdings Sdn Bhd (Direct - Nil; Indirect - 100%), Teck Bee Mining (M) Sendirian Berhad (Direct - Nil; Indirect - 90.29%), Tirta Enterprise Sdn Bhd (Direct - Nil; Indirect - 67.04%), Lion Corporation Berhad (Direct - 0.21%; Indirect - 32.87%) and Limpahjaya Sdn Bhd (Direct - Nil; Indirect - 100%).*

(f) *Deemed interested by virtue of Section 6A of the Act held via Amanvest (M) Sdn Bhd (Direct - 100%; Indirect - Nil), Panoron Sdn Bhd (Direct - Nil; Indirect - 100%), Finlink Holdings Sdn Bhd (Direct - Nil; Indirect - 100%), Tirta Enterprise Sdn Bhd (Direct - 51.31%; Indirect - 15.64%), Lion Corporation Berhad (Direct - Nil; Indirect - 24.21%) and Limpahjaya Sdn Bhd (Direct - Nil; Indirect - 100%).*

(g) *Deemed interested by virtue of Section 6A of the Act held via Finlink Holdings Sdn Bhd (Direct - 100%; Indirect - Nil), Lion Corporation Berhad (Direct - 24.21%; Indirect - Nil) and Limpahjaya Sdn Bhd (Direct - Nil; Indirect - 100%).*

(h) *Deemed interested by virtue of Section 6A of the Act held via Amanvest (M) Sdn Bhd (Direct - Nil; Indirect - 100%), Happyvest (M) Sdn Bhd (Direct - 11.74%; Indirect - 51.01%), Panoron Sdn Bhd (Direct - Nil; Indirect - 100%), Araniaga Holdings Sdn Bhd (Direct - Nil; Indirect - 100%), Lion Holdings Sdn Bhd (Direct - 19.17%; Indirect - Nil), Finlink Holdings Sdn Bhd (Direct - Nil; Indirect - 100%), Teck Bee Mining (M) Sendirian Berhad (Direct - Nil; Indirect - 90.29%), Tirta Enterprise Sdn Bhd (Direct - Nil; Indirect - 67.04%), Horizon Towers Sdn Bhd (Direct - Nil; Indirect - 100%), Lion Corporation Berhad (Direct - Nil; Indirect - 34.73%) and Limpahjaya Sdn Bhd (Direct - Nil; Indirect - 100%).*

The abovenamed persons are connected with the Interested Directors and Interested Major Shareholders by virtue of the following:

(a) Puan Sri Chan Chau Ha @ Chan Chow Har is the spouse of TSWC;
(b) Datin Ng Seok Kuan is the spouse of DAC;
(c) Cheng Theng Kee is the brother of TSWC and the father of DAC;
(d) Chen Shok Ching is the mother of DAC;
(e) Cheng Yoong Choong is the brother of DAC;
(f) Cheng Chai Hai is the sister of TSWC;
(g) Cheng Wei Meng is the sister of DAC;
(h) Cheng Huay Joo is the sister of DAC;
(i) Horizon Towers Sdn Bhd, Tirta Enterprise Sdn Bhd, Araniaga Holdings Sdn Bhd, Teck Bee Mining (M) Sendirian Berhad, Finlink Holdings Sdn Bhd, Panoron Sdn Bhd, Happyvest (M) Sdn Bhd, Amanvest (M) Sdn Bhd and Limpahjaya Sdn Bhd are companies in which TSWC and DAC have substantial interests to the extent as follows:

Company	Tan Sri Cheng Heng Jem		Datuk Cheng Yong Kim	
	Direct (%)	Indirect (%)	Direct (%)	Indirect (%)
Horizon Towers Sdn Bhd	Nil	100.00	Nil	100.00
Tirta Enterprise Sdn Bhd	Nil	79.00	Nil	70.64
Araniaga Holdings Sdn Bhd	Nil	100.00	Nil	100.00
Teck Bee Mining (M) Sendirian Berhad	5.59	90.29	Nil	90.29
Finlink Holdings Sdn Bhd	Nil	100.00	Nil	100.00
Panoron Sdn Bhd	Nil	100.00	Nil	100.00
Happyvest (M) Sdn Bhd	Nil	81.48	5.49	62.75
Amanvest (M) Sdn Bhd	Nil	100.00	Nil	100.00
Limpahjaya Sdn Bhd	Nil	100.00	Nil	100.00

(j) Lancaster Trading Company Limited, Utara Enterprise Sdn Bhd, William Cheng Sdn Bhd, Lion Holdings Pte Ltd and Ceemax Electronics Sdn Bhd are companies in which TSWC has substantial interests to the extent as follows:

Company	Direct (%)	Indirect (%)
Lancaster Trading Company Limited	60.00	Nil
Utara Enterprise Sdn Bhd	50.00	50.00
William Cheng Sdn Bhd	99.99	0.01
Lion Holdings Pte Ltd	Nil	58.80
Trillionvest Sdn Bhd	99.99	Nil
Ceemax Electronics Sdn Bhd	Nil	100.00

(k) Lion Realty Pte Ltd and Sin Seng Investment Pte Ltd are companies in which DAC has substantial interests to the extent as follows:

Company	Direct (%)	Indirect (%)
Lion Realty Pte Ltd	15.02	14.90
Sin Seng Investment Pte Ltd	20.00	Nil

The Interested Directors and Interested Major Shareholders have undertaken to ensure that the persons connected with them will abstain from voting on the resolution, in respect of their direct and indirect interest, relating to the Proposed Shareholders' Mandate at the EGM.

Saved as disclosed above, none of the other Directors, Major Shareholders and persons connected with them have any interest, direct or indirect, in the Proposed Shareholders' Mandate.

7. DIRECTORS' RECOMMENDATION

The Directors are of the opinion that the entry into the Recurrent Transactions between the Amsteel Group and those Related Parties described in paragraph 3.2 above in the ordinary course of its business will be entered into to enhance the efficiency of the Amsteel Group and are in the best interests of the Company and its subsidiaries. For the reasons stated in paragraph 3.5 above, the Directors (with the exception of the Interested Directors) recommend that Shareholders vote in favour of the Ordinary Resolution in respect of the Proposed Shareholders' Mandate to be proposed at the EGM.

8. EXTRAORDINARY GENERAL MEETING

The EGM, as convened by the notice attached to this Circular, will be held at the Meeting Hall, Level 48, Menara Citibank, 165 Jalan Ampang, 50450 Kuala Lumpur on 20 December 2002 at 3.15 pm or immediately after the Twenty-Seventh AGM of the Company scheduled to be held on the same day at 3.00 pm, whichever shall be the later. The purpose of the EGM is for shareholders to consider and, if thought fit, pass the ordinary resolution set out in the Notice of EGM.

9. ACTION TO BE TAKEN BY SHAREHOLDERS

Shareholders who are unable to attend the EGM and wish to appoint a proxy to attend and vote on their behalf, should complete, sign and return the Form of Proxy attached to this Circular in accordance with the instructions printed thereon as soon as possible and in any event so as to reach the registered office of the Company not less than forty-eight (48) hours before the time fixed for the EGM. The completion and lodgment of the Form of Proxy by a shareholder will not preclude the said shareholder from attending and voting in person at the EGM if the said shareholder subsequently wish to do so.

10. FURTHER INFORMATION

Shareholders are requested to refer to the attached Appendix I contained in this Circular for further information.

Yours faithfully
For and on behalf of the Directors
AMSTEEL CORPORATION BERHAD

MUNAJAT BIN IDRIS
Independent Director

FURTHER INFORMATION

1. DIRECTORS' RESPONSIBILITY STATEMENT

This Circular has been seen and approved by the Directors who collectively and individually accept full responsibility for the accuracy of the information given herein and confirm that, having made all reasonable enquiries, and to the best of their knowledge and belief, there are no other facts, the omission of which would make any statement in this Circular misleading.

2. MATERIAL CONTRACTS

Save as disclosed below, neither Amsteel Corporaton Berhad nor its subsidiary companies have entered into any contract which are material within the two (2) years preceding the date of this Circular, other than contracts entered into in the ordinary course of business:

2.1 Second Supplemental Agreement dated 12 December 2000 between Ayer Keroh Resort Sdn. Bhd., Ambang Jaya Sdn. Bhd., Amsteel Corporation Berhad, Umatrac Enterprises Sdn. Bhd. and Parkson Corporation Sdn. Bhd. (collectively, "CPB Vendors") of the one part and Lion Land Berhad of the other part, amending certain terms in the Conditional Share Sale Agreement dated 5 July 2000 (as amended by the First Supplemental Agreement dated 19 October 2000) entered into between the parties in respect of the disposal by CPB Vendors of 207,209,445 ordinary shares of RM0.50 each representing 59.47% equity interest in Chocolate Products (Malaysia) Berhad to Lion Land Berhad for a consideration of RM281,193,000.00, to include that the consideration shall be apportioned and that the apportioned consideration shall only take effect upon the terms therein contained.

2.2 Conditional Agreement dated 13 December 2000 between Lion Land Berhad, Likom Computer Systems Sdn. Bhd. and Likom Electronic Pte. Ltd., whereby the parties thereto agreed to the variation of the mode of redemption by Likom Computer Systems Sdn. Bhd. of 43,613,000 5-year cumulative preference shares of RM0.01 each in Likom Computer Systems Sdn. Bhd. from Lion Land Berhad such that the said cumulative preference shares shall be fully redeemed and satisfied by the issuance of new ordinary shares of SGD1.00 each in Likom Electronic Pte. Ltd. to Lion Land Berhad.

2.3 Conditional Share Sale and Purchase Agreement dated 14 December 2000 entered into between, among others, Datavest Sdn. Bhd., as one of the vendors of the one part and Affin-UOB Holdings Sdn. Bhd. as purchaser of the other part and Amsteel Corporation Berhad of the last part, in which Datavest Sdn. Bhd. disposes its entire 83.78% equity interest comprising 155,000,000 ordinary shares of RM1.00 each in Amsteel Securities (M) Sdn. Bhd. for a cash consideration of up to RM238,783,783.78.

2.4 Conditional Sale and Purchase Agreement dated 14 December 2000 entered into between Lion Land Berhad of the one part and Amsteel Equity Realty (M) Sdn. Bhd. of the other part in which Amsteel Equity Realty (M) Sdn. Bhd. acquires from Lion Land Berhad the portion commonly known as the East Wing of Wisma Amsteel Securities constructed on part of the land held under qualified sub-divided title no H.S (D) 64502, No. P.T 32625, Mukim of Kapar, District of Klang, State of Selangor, measuring approximately 21,300 square feet for a cash consideration of RM14,880,000.00.

2.5 Supplemental Subscription Agreement dated 9 January 2001 between Angkasa Transport Equipment Sdn. Bhd., AMB Venture Sdn. Bhd. and Tan Sri Cheng Heng Jem amending certain terms in the conditional Share Subscription Agreement dated 10 November 2000 in which Tan Sri Cheng Heng Jem shall subscribe for 2,156,000 ordinary shares of RM1.00 each representing 7.94% of the enlarged share capital of Angkasa Transport Equipment Sdn. Bhd. at an issue price of RM1.56 per share or at a total subscription price of approximately RM3,365,000.00, to include that Tan Sri Cheng Heng Jem shall instead subscribe for 2,530,000 ordinary shares of RM1.00 each representing 9.19% of the enlarged share capital of Angkasa Transport Equipment Sdn. Bhd. at an issue price of RM1.33 per share or at a total subscription price of approximately RM3,365,000.00.

2.6 Supplemental Agreement dated 9 January 2001 between AMB Venture Sdn. Bhd., Tan Sri Cheng Heng Jem and Lion Asiapac Limited amending certain terms in the conditional Sale and Purchase Agreement dated 10 November 2000, whereby AMB Venture Sdn. Bhd. shall dispose of its 25,000,000 ordinary shares of RM1.00 each in Angkasa Transport Equipment Sdn. Bhd., representing approximately 90.81% of the enlarged share capital of Angkasa Transport Equipment Sdn. Bhd. to Lion Asiapac Limited for a revised consideration to be determined in accordance with the formula provided in the supplemental agreement, tentative calculation being:

(a) SGD15,383,527.00 (equivalent to approximately RM33,200,000.00 based on the exchange rate of SGD1.00 : RM2.16); or

(b) SGD38,666,795.00 (equivalent to approximately RM83,500,000.00) in the event the proposed listing of Anhui Jianghuai Automotive Chassis Co. Ltd. is completed by 30 September 2001;

to be satisfied by Lion Asiapac Limited with the issuance of up to 154,667,181 new Lion Asiapac Limited shares at par value of SGD0.25 each together with up to 154,667,181 free detachable Lion Asiapac Limited warrants to AMB Venture Sdn. Bhd. subject to Lion Asiapac Limited repaying an outstanding loan of Rmb20,000,000.00 (equivalent to approximately RM9,100,000.00 based on the exchange rate of RM1.00 : Rmb2.19) owing by Angkasa Transport Equipment Sdn. Bhd. to Anhui Jianghuai Automotive Group Co. Ltd. and adjustments contained therein.

2.7 Call Option Agreement dated 13 February 2001 between Ayer Keroh Resort Sdn. Bhd. and Johor Corporation in which Johor Corporation has been granted a call option to purchase 18,000,000 ordinary shares of RM1.00 each in Excellent Strategy Sdn. Bhd.

2.8 Lease Agreement dated 13 February 2001 between Antara Steel Mills Sdn. Bhd. and Amsteel Mills Sdn. Bhd. pursuant to which Amsteel Mills Sdn. Bhd. has the full rights and liberty to operate Antara Steel Mills Sdn. Bhd.'s steel plant located in Pasir Gudang, Johor for a period of 10 years in the event the Exchange of Assets Agreement dated 13 February 2001 is terminated for any reason whatsoever.

2.9 Exchange of Assets Agreement dated 13 February 2001 between Johor Corporation, Amsteel Corporation Berhad, Ayer Keroh Resort Sdn. Bhd. and Amsteel Mills Sdn. Bhd. in which:-

(a) Johor Corporation shall sell and transfer 218,010,000 ordinary shares of RM1.00 in Antara Steel Mills Sdn. Bhd. to Amsteel Mills Sdn. Bhd. for a consideration of RM108,230,000.00; and

(b) in satisfying the aforesaid consideration payable to Johor Corporation, Amsteel Mills Sdn. Bhd. shall procure (i) Amsteel Corporation Berhad to transfer to Johor Corporation 500,000 ordinary shares of RM1.00 each in Lion Gateway Parade Sdn. Bhd. and assign to Johor Corporation shareholders' advances owing by Lion Gateway Parade Sdn. Bhd. to Amsteel Corporation Berhad; and (ii) Ayer Keroh Resort Sdn. Bhd. to transfer to Johor Corporation, 7,500,000 ordinary shares of RM1.00 each in Excellent Strategy Sdn. Bhd.

2.10 Sale and Purchase Agreement dated 16 March 2001 between Amsteel Corporation Berhad and Sumurmuda Sdn. Bhd. and Norville Corporation Sdn. Bhd. for the acquisition by Amsteel Corporation Berhad of 245,000 ordinary shares of RM1.00 each representing 49% equity interest in Lion Gateway Parade Sdn. Bhd. for a total cash consideration of RM20,370,000.00.

2.11 Sale and Purchase Agreement dated 16 March 2001 between Ayer Keroh Resort Sdn. Bhd. and Unirio Corporation Sdn. Bhd. for the sale by Ayer Keroh Resort Sdn. Bhd. of 4,500,000 ordinary shares of RM1.00 each representing 15% equity interest in Excellent Strategy Sdn. Bhd. for a total cash consideration of RM10,350,000.00.

2.12 Sale and Purchase Agreement dated 16 March 2001 between Ayer Keroh Resort Sdn. Bhd. and Senipuri Emas Sdn. Bhd. for the sale by Ayer Keroh Resort Sdn. Bhd. of 4,500,000 ordinary shares of RM1.00 each representing 15% equity interest in Excellent Strategy Sdn. Bhd. for a total cash consideration of RM10,350,000.00.

2.13 Sale and Purchase Agreement dated 16 March 2001 between Ayer Keroh Resort Sdn. Bhd. and HMI Balestier Hospital Pte. Ltd. for the sale of 9,000,000 ordinary shares of RM1.00 each representing 30% equity interest in Excellent Strategy Sdn. Bhd. for a total cash consideration of RM20,700,000.00.

2.14 Sale and Purchase Agreement dated 20 June 2001 between Amsteel Corporation Berhad and SCB Developments Berhad for the sale by Amsteel Corporation Berhad to SCB Developments Berhad of Amsteel Corporation Berhad's entire equity interest in Optima Jaya Sdn. Bhd. (comprising 150,000 ordinary shares of RM1.00 each) for a consideration of RM150,000.00 for the shares and payment by SCB Developments Berhad to Amsteel Corporation Berhad of the sum of RM113,850,000.00 comprising: (i) a cash payment of RM10,000,500.00 and (ii) the balance in SCB Developments Berhad shares at an agreed price of RM4.50 per share, in settlement of amount owing by Optima Jaya Sdn. Bhd. to Amsteel Corporation Berhad and in consideration of Amsteel Corporation Berhad assuming the debts of Optima Jaya Sdn. Bhd.

2.15 Supplemental Conditional Agreement dated 10 July 2001 made between Lion Land Berhad, Likom Computer Systems Sdn. Bhd. and Likom Electronic Pte. Ltd., supplemental to the agreement dated 13 December 2000, whereby the parties thereto had agreed to an extension of time for redemption of the 43,613,000 5-year cumulative preference shares of RM0.01 each in Likom Computer Systems Sdn. Bhd. held by Lion Land Berhad from 29 June 2001 until the earlier of the following dates ("Maturity Date"):

(a) within 21 days from the date the new ordinary shares of SGD1.00 each in Likom Electronic Pte. Ltd. are listed and quoted on the Singapore Exchange Securities Trading Limited; or

(b) on 28 December 2002.

2.16 Supplemental Guarantee dated 10 July 2001 made between Lion Land Berhad and Tan Sri Cheng Heng Jem, supplemental to the Guarantee Agreement dated 2 August 1996 made between Lion Land Berhad and Tan Sri Cheng Heng Jem, whereby the parties thereto had agreed that Tan Sri Cheng Heng Jem shall guarantee the payment on the Maturity Date a sum of RM43,613,000.00 ("Redemption Sum") and a sum ("Extension Fee") calculated on the Redemption Sum: (a) at the rate of 1.75% per annum above the base lending rate of Malayan Banking Berhad prevailing as at the date of redemption of the 43,613,000 5 years cumulative preference shares of RM0.01 each in Likom Computer Systems Sdn. Bhd. ("Prescribed Rate") from 29 June 2001 until the Maturity Date less the aggregate of cumulative dividend declared and paid by Likom Computer Systems Sdn. Bhd. from 29 June 2001 until the Maturity Date; and (b) at the rate of 1% above the Prescribed Rate calculated from the expiry of the Maturity Date until the date of full payment of the Redemption Sum if Likom Computer Systems Sdn. Bhd. shall default in the payment of the Redemption Sum on the Maturity Date.

2.17 Put Option Agreement dated 7 September 2001 entered into between Sumurmuda Sdn. Bhd. and Amsteel Corporation Berhad, whereby Sumurmuda Sdn. Bhd. has granted Amsteel Corporation Berhad a put option to require Sumurmuda Sdn. Bhd. to purchase 61,250 ordinary shares of RM1.00 each representing 12.25% equity interest or any part thereof in the share capital of Lion Gateway Parade Sdn. Bhd. from Amsteel Corporation Berhad, at a total cash consideration of RM5,090,000.00.

2.18 Put Option Agreement dated 7 September 2001 entered into between Norville Corporation Sdn. Bhd. and Amsteel Corporation Berhad, whereby Norville Corporation Sdn. Bhd. has granted Amsteel Corporation Berhad a put option to require Norville Corporation Sdn. Bhd. to purchase 183,750 ordinary shares of RM1.00 each representing 36.75% equity interest or any part thereof in the share capital of Lion Gateway Parade Sdn. Bhd. from Amsteel Corporation Berhad, at a total cash consideration of RM15,280,000.00.

2.19 Conditional Share Sale Agreement dated 1 October 2001 between Angkasa Marketing Berhad and Suzuki Motor Corporation whereby Angkasa Marketing Berhad shall dispose of its 51% equity interest in Suzuki Assemblers Malaysia Sdn. Bhd. comprising 13,393,298 ordinary shares of RM1.00 each to Suzuki Motor Corporation for a cash consideration of RM26,682,706.00.

2.20 Conditional Joint Venture Agreement dated 1 October 2001 between Angkasa Marketing Berhad and Suzuki Motor Corporation to regulate the parties' respective rights and obligations as shareholders of Suzuki Assemblers Malaysia Sdn. Bhd. and the management and business operation of Suzuki Assemblers Malaysia Sdn. Bhd.

2.21 Conditional Share Sale Agreement dated 1 October 2001 between Angkasa Marketing Berhad and Suzuki Motor Corporation whereby Angkasa Marketing Berhad shall dispose of its 51% equity interest in Lion Suzuki Marketing Sdn. Bhd. comprising 1,530,510 ordinary shares of RM1.00 each to Suzuki Motor Corporation for a cash consideration of RM1,227,789.00.

2.22 Conditional Joint Venture Agreement dated 1 October 2001 between Angkasa Marketing Berhad and Suzuki Motor Corporation to regulate the parties' respective rights and obligations as shareholders of Lion Suzuki Marketing Sdn. Bhd. and the management and business operation of Lion Suzuki Marketing Sdn. Bhd.

2.23 Second Supplemental Agreement dated 8 October 2001 between Lion Land Berhad of the one part and Amsteel Corporation Berhad of the other part, amending certain terms in the Conditional Share Sale Agreement dated 5 July 2000 (as amended by the First Supplemental Agreement dated 19 October 2000) entered between the parties, for the acquisition by Amsteel Corporation Berhad of 25,000,000 ordinary shares of RM1.00 each representing 25% equity interest in Avenel Sdn. Bhd. for a consideration of RM1.00 and Lion Land Berhad is required to pay to Amsteel Corporation Berhad RM23,090,000.00, (which represents approximately 25% share of Avenel Sdn. Bhd.'s net liabilities of RM92,380,000.00 based on the unaudited net tangible assets of Avenel Sdn. Bhd. as at 31 December 1999 after restating Avenel Sdn. Bhd.'s cost of investment in Posim Berhad based on a discounted cash flow valuation of the future cash flows of Sabah Forest Industries Sdn. Bhd., Posim Berhad's principal asset and the net value of Posim Berhad's residual assets), to include that the sum payable by Lion Land Berhad to Amsteel Corporation Berhad be revised to RM81,617,610.00 which represents Lion Land Berhad's 25% share of Avenel Sdn. Bhd.'s estimate adjusted net liabilities as at 31 December 2001 of RM326,470,438.00 after restating Avenel Sdn. Bhd.'s cost of investment in Posim Berhad based on a discounted cash flow valuation of the future cash flows of Sabah Forest Industries Sdn. Bhd., Posim Berhad's principal asset and net value of Posim Berhad's residual assets (after taking into account the relevant principal to be waived by Posim Berhad for the amount owing by the Amsteel Corporation Berhad Group to Posim Berhad) and that it is to be satisfied by netting-off the existing inter-company indebtedness owing by the Amsteel Corporation Berhad Group to the Lion Land Berhad Group.

2.24 First Supplemental Agreement dated 8 October 2001 between Lion Corporation Berhad of the one part and Umatrac Enterprises Sdn. Bhd. of the other part, amending certain terms in the Conditional Share Sale Agreement dated 5 July 2000 entered between the parties for the acquisition by Umatrac Enterprises Sdn. Bhd. of 135,000 ordinary shares of RM1.00 each representing 13.5% equity interest in Hiap Joo Chong Realty Sdn. Bhd. for a consideration of RM2,290,000.00, to include that the consideration be revised to RM1,915,000.00 to be satisfied by netting-off against inter-company balances owing by the Lion Corporation Berhad Group to the Amsteel Corporation Berhad Group.

2.25 Second Supplemental Agreement dated 8 October 2001 between Teck Bee Mining (M) Sendirian Berhad of the one part and Umatrac Enterprises Sdn. Bhd. of the other part, amending certain terms in the Conditional Share Sale Agreement dated 5 July 2000 (as amended by the First Supplemental Agreement dated 19 October 2000) entered between the parties for the acquisition by Umatrac Enterprises Sdn. Bhd. of 135,000 ordinary shares of RM1.00 each representing 13.5% equity interest in Hiap Joo Chong Realty Sdn. Bhd. for a consideration of RM2,290,000.00, to include that the consideration be revised to RM1,915,000.00 to be satisfied by an issuance of RM1,915,000.00 in value of new Amsteel Corporation Berhad shares.

2.26 Second Supplemental Agreement dated 8 October 2001 between Akurjaya Sdn. Bhd. of the one part and Limpahjaya Sdn. Bhd. of the other part, amending certain terms in the Conditional Share Sale Agreement dated 5 July 2000 (as amended by the First Supplemental Agreement dated 19 October 2000) entered between the parties for the disposal by Akurjaya Sdn. Bhd. of 240,000,000 ordinary shares of RM1.00 each in Megasteel Sdn. Bhd. to Limpahjaya Sdn. Bhd. for a consideration of RM1,254,000,000.00, to include that the consideration be revised to RM1,089,992,435.00 to be satisfied by an issuance of RM953,429.867.00 Lion Corporation Berhad bonds and RM136,562,568.00 in value of new Lion Corporation Berhad shares at an indicative price of RM1.00 per Lion Corporation Berhad share.

2.27 Second Supplemental Agreement dated 8 October 2001 between Amsteel Corporation Berhad, Umatrac Enterprises Sdn. Bhd., Posim Berhad, Lion Corporation Berhad and Limpahjaya Sdn. Bhd. (collectively, "Silverstone Vendors") of the one part and Angkasa Marketing Berhad of the other part, amending certain terms in the Conditional Share Sale Agreement dated 5 July 2000 (as amended by the First Supplemental Agreement dated 19 October 2000) entered between the parties for the disposal by Silverstone Vendors of 119,653,758 ordinary shares of RM1.00 each representing 58.69% equity interest in Silverstone Berhad to Angkasa Marketing Berhad for a consideration of RM138,506,146.00, to include that the consideration be revised to RM150,055,564.00 to be satisfied by an issuance of RM143,147,530.00 in value of new Angkasa Marketing Berhad shares at a proposed issue price of RM1.00 per Angkasa Marketing Berhad share and the balance of RM6,908,034.00 to be set-off against inter-company balances owing by the Lion Corporation Berhad Group to the Angkasa Marketing Berhad Group.

2.28 Second Supplemental Agreement dated 8 October 2001 between Amsteel Corporation Berhad, Umatrac Enterprises Sdn. Bhd. and Konming Investments Limited of the one part and Lion Corporation Berhad of the other part, amending certain terms in the Conditional Share Sale Agreement dated 5 July 2000 (as amended by the First Supplemental Agreement dated 19 October 2000) entered between the parties for the disposal by Amsteel Corporation Berhad, Umatrac Enterprises Sdn. Bhd. and Konming Investments Limited of 299,387,843 ordinary shares of RM1.00 each representing 50.46% equity interest in Lion Land Berhad to Lion Corporation Berhad for a consideration of RM473,030,000.00, to include the disposal by Amsteel Corporation Berhad, Umatrac Enterprises Sdn. Bhd. and Konming Investments Limited of a revised 224,540,882 ordinary shares of RM1.00 each representing 50.45% equity interest in Lion Land Berhad to Lion Corporation Berhad for a revised consideration of RM260,467,423.00 to be satisfied by an issuance of RM227,834,077.00 Lion Corporation Berhad bonds and an issue of RM32,633,346.00 in value of new Lion Corporation Berhad shares.

2.29 Second Supplemental Agreement dated 8 October 2001 between Avenel Sdn. Bhd. of the one part and Lion Land Berhad and Amsteel Mills Sdn. Bhd. of the other part, amending certain terms in the Conditional Share Sale Agreement dated 5 July 2000 (as amended by the First Supplemental Agreement dated 19 October 2000) entered between Avenel Sdn. Bhd. and Lion Land Berhad for the disposal by Avenel Sdn. Bhd. of 170,097,271 ordinary shares of RM1.00 each representing 83.70% equity interest in Posim Berhad to Lion Land Berhad for a consideration of RM719,492,953.00, to include Amsteel Mills Sdn. Bhd. as a co-purchaser and the disposal by Avenel Sdn. Bhd. of a revised 170,097,271 ordinary shares of RM1.00 each representing 83.70% equity interest in Posim Berhad for a revised consideration of RM533,718,760.00 to be satisfied by netting off inter-company balances owing by the Amsteel Corporation Berhad Group to Lion Land Berhad and Amsteel Mills Sdn. Bhd.

2.30 Second Supplemental Agreement dated 8 October 2001 between Angkasa Marketing Berhad of the one part and Amsteel Corporation Berhad of the other part, amending certain terms in the Conditional Share Sale Agreement dated 5 July 2000 (as amended by the First Supplemental Agreement dated 19 October 2000) entered between the parties for the acquisition by Amsteel Corporation Berhad of 20,000,000 ordinary shares of RM1.00 each representing 20% equity interest in Avenel Sdn. Bhd. for a consideration of RM1.00 and Angkasa Marketing Berhad is required to pay Amsteel Corporation Berhad a sum of RM18,480,000.00 (which represents approximately 20% share of Avenel Sdn. Bhd.'s net liabilities of RM92,380,000.00 based on the unaudited net tangible assets of Avenel Sdn. Bhd. as at 31 December 1999 after restating Avenel Sdn. Bhd.'s cost of investment in Posim Berhad based on a discounted cash flow valuation of the future cash flows of Sabah Forest Industries Sdn. Bhd., Posim Berhad's principal asset and the net value of Posim Berhad's residual assets), to include that the sum payable by Angkasa Marketing Berhad to Amsteel Corporation Berhad be revised to RM65,294,088.00 which represents Angkasa Marketing Berhad's 20% share of Avenel Sdn. Bhd.'s estimate adjusted net liabilities as at 31 December 2001 of RM326,470,438.00 after restating Avenel Sdn. Bhd.'s cost of investment in Posim Berhad based on a discounted cash flow valuation of the future cash flows of Sabah Forest Industries Sdn. Bhd., Posim Berhad's principal asset and net value of Posim Berhad's residual assets (after taking into account the relevant principal to be waived by Posim Berhad for the amount owing by the Amsteel Corporation Berhad Group to Posim Berhad), and that it is to be satisfied by the netting-off of existing inter-company indebtedness owing by the Amsteel Corporation Berhad Group to the Angkasa Marketing Berhad Group.

2.31 Second Supplemental Agreement dated 8 October 2001 between Horizon Towers Sdn. Bhd., Amanvest (M) Sdn. Bhd., Lion Holdings Sdn. Bhd., Araniaga Holdings Sdn. Bhd., Finlink Holdings Sdn. Bhd., Teck Bee Mining (M) Sendirian Berhad, Tirta Enterprise Sdn. Bhd., William Cheng Sdn. Bhd., Ceemax Electronics Sdn. Bhd., Lancaster Trading Company Limited, Lion Holdings Pte. Ltd., Sin Seng Investment Pte. Ltd. and Datuk Cheng Yong Kim (collectively, "Silverstone Private Vendors") of the one part and Angkasa Marketing Berhad of the other part, amending certain terms in the Conditional Share Sale Agreement dated 5 July 2000 (as amended by the First Supplemental Agreement dated 19 October 2000) entered between the parties for the acquisition by Angkasa Marketing Berhad of 31,727,292 ordinary shares of RM1.00 each representing 15.56% equity interest in Silverstone Berhad for a consideration of RM36,726,176.00, to include that the consideration be revised to RM39,788,610.00 to be satisfied by an issuance of 39,788,610 new Angkasa Marketing Berhad shares.

2.32 First Supplemental Agreement dated 8 October 2001 between Lion Land Berhad of the one part and Akurjaya Sdn. Bhd. of the other part, amending certain terms in the Conditional Share Sale Agreement dated 19 October 2000 entered between the parties for the disposal by Lion Land Berhad of 3,418,260 ordinary shares of RM1.00 each representing 100% equity interest in Lion Plaza Sdn. Bhd. to Akurjaya Sdn. Bhd. for a consideration of RM33,350,000.00, to include that the consideration be revised to RM35,661,000.00 to be satisfied by an issuance of RM35,661,000.00 Amsteel Corporation Berhad bonds.

2.33 Conditional Share Sale Agreement dated 8 October 2001 between Amsteel Mills Sdn. Bhd. of the one part and Lion Land Berhad of the other part, for the disposal by Amsteel Mills Sdn. Bhd. to Lion Land Berhad of RM33,900,000.00 worth of ordinary shares of RM0.50 in Chocolate Products (Malaysia) Berhad for a consideration of RM33,900,000.00 to be satisfied by an issuance of RM33,900,000.00 Lion Land Berhad bonds.

2.34 Second Supplemental Agreement dated 8 October 2001 between Horizon Towers Sdn. Bhd. of the one part and Amsteel Corporation Berhad of the other part, amending certain terms in the Conditional Share Sale Agreement dated 5 July 2000 (as amended by the First Supplemental Agreement dated 19 October 2000) entered between the parties for the acquisition by Amsteel Corporation Berhad of 44,450,000 ordinary shares of RM1.00 each representing 30% equity interest in Akurjaya Sdn. Bhd. from Horizon Towers Sdn. Bhd. for a consideration of RM522,771,944.00, to include that the consideration be revised to RM423,897,731.00 to be satisfied by an issuance of RM423,897,731.00 in value of new Amsteel Corporation Berhad shares.

2.35 Third Supplemental Agreement dated 8 October 2001 between Ayer Keroh Resort Sdn. Bhd., Ambang Jaya Sdn. Bhd., Amsteel Corporation Berhad, Umatrac Enterprises Sdn. Bhd. and Parkson Corporation Sdn. Bhd. (collectively, "CPB Vendors") of the one part and Lion Land Berhad and Amsteel Mills Sdn. Bhd. of the other part, amending certain terms in the Conditional Share Sale Agreement dated 5 July 2000 (as amended by the First Supplemental Agreement dated 19 October 2000 and the Second Supplemental Agreement dated 12 December 2000) entered between CPB Vendors and Lion Land Berhad for the disposal by CPB Vendors of 207,209,445 ordinary shares of RM0.50 each representing 59.47% equity interest in Chocolate Products (Malaysia) Berhad to Lion Land Berhad for a consideration of RM281,193,000.00, to include Amsteel Mills Sdn. Bhd. as a co-purchaser and to include that the consideration be revised to RM201,501,369.00 to be satisfied by netting-off the existing balances owing by other company(ies) within the Lion Group to the Lion Land Berhad Scheme Companies or owing by the Lion Land Berhad Scheme Companies to other company(ies) within the Lion Group, which are proposed to be addressed under the proposed corporate restructuring exercise, proposed divestment programme and proposed debt restructuring exercise for the Lion Land Berhad Group.

2.36 Conditional Agreement dated 5 November 2001 between Lion Brewing Group Co. Ltd., a 55% subsidiary of DEbier Sdn. Bhd., which is in turn a wholly-owned subsidiary of Chocolate Products (Malaysia) Berhad, of the one part and Consitrade (M) Sdn. Bhd. of the other part, for the acquisition from Consitrade (M) Sdn. Bhd. of 30% equity interest in Pingyang Lion Beer Co. Ltd. for a cash consideration of Rmb11,784,000.00 (equivalent to approximately RM5,395,110.34).

2.37 Conditional Agreement dated 5 November 2001 between Lion Brewing Group Co. Ltd. of the one part and Jinkeda Group Co. Ltd. of the other part, for the acquisition from Jinkeda Group Co. Ltd. of 24.6% equity interest in Pingyang Lion Beer Co. Ltd. for a cash consideration of Rmb9,663,000.00 (equivalent to approximately RM4,424,045.42).

2.38 Letter dated 20 November 2001 between AMB Venture Sdn. Bhd., Tan Sri Cheng Heng Jem and Lion Asiapac Limited, whereby the consideration for the disposal by AMB Venture Sdn. Bhd. of 25,000,000 ordinary shares of RM1.00 each in Angkasa Transport Equipment Sdn. Bhd., representing approximately 90.81% of the enlarged share capital of Angkasa Transport Equipment Sdn. Bhd. to Lion Asiapac Limited was confirmed at SGD37,255,682.00 (equivalent to approximately RM80,470,000.00 based on the exchange rate of SGD1.00 : RM2.16) pursuant to the completion of the listing of the associated company of Angkasa Transport Equipment Sdn. Bhd., Anhui Jianghuai Automotive Chassis Co. Ltd. by 30 September 2001, to be satisfied by Lion Asiapac Limited with the issuance of 149,022,728 new Lion Asiapac Limited shares at par value of SGD0.25 each together with 149,022,728 free detachable Lion Asiapac Limited warrants to AMB Venture Sdn. Bhd. subject to Lion Asiapac Limited repaying an outstanding loan of Rmb20,000,000.00 (equivalent to approximately RM9,100,000.00 based on the exchange rate of RM1.00 : Rmb2.19) owing by Angkasa Transport Equipment Sdn. Bhd. to Anhui Jianghuai Automotive Group Co. Ltd. and adjustments contained therein.

2.39 Conditional Share Sale Agreement dated 6 December 2001 between Amsteel Corporation Berhad, Ambang Jaya Sdn. Bhd. and Angkasa Marketing (Singapore) Pte. Ltd. of the one part and Shen Gang Limited and Grand Marvellous Limited of the other part, for the disposal by Amsteel Corporation Berhad, Ambang Jaya Sdn. Bhd. and Angkasa Marketing (Singapore) Pte. Ltd. of 241,615,000 ordinary shares of HKD0.20 each representing 12.95% equity interest in eCyberChina Holdings Limited for a cash consideration of HKD48,323,000.00.

2.40 Conditional Sale and Purchase Agreement dated 28 January 2002 between Amsteel Securities (M) Sdn. Bhd. and Affin-UOB Holdings Sdn. Bhd. for the disposal by Amsteel Securities (M) Sdn. Bhd. of its stockbroking business and certain assets including Amsteel Securities (M) Sdn. Bhd.'s entire equity interest in Amsteel Equity Nominees (Tempatan) Sdn. Bhd. and Amsteel Equity Nominees (Asing) Sdn. Bhd. for a total cash consideration of RM42,253,000.00.

2.41 Third Supplemental Agreement dated 26 March 2002 between Amsteel Corporation Berhad, Umatrac Enterprises Sdn. Bhd. and Konming Investments Limited of the one part and Lion Corporation Berhad of the other part, amending certain terms in the Conditional Share Sale Agreement dated 5 July 2000 (as amended by the First Supplemental Agreement dated 19 October 2000 and the Second Supplemental Agreement dated 8 October 2001) entered between the parties, to include the disposal by Amsteel Corporation Berhad, Umatrac Enterprises Sdn. Bhd. and Konming Investments Limited of 224,540,882 ordinary shares of RM1.00 each representing 50.45% equity interest in Lion Land Berhad to Lion Corporation Berhad for a consideration of RM260,467,423.00, to include that the consideration be satisfied instead by an issuance of RM219,973,973.00 Lion Corporation Berhad bonds and an issue of RM40,493,450.00 in value of new Lion Corporation Berhad shares.

2.42 Third Supplemental Agreement dated 26 March 2002 between Amsteel Corporation Berhad, Umatrac Enterprises Sdn. Bhd., Posim Berhad, Lion Corporation Berhad and Limpahjaya Sdn. Bhd. (collectively, "Silverstone Vendors") of the one part and Angkasa Marketing Berhad of the other part, amending certain terms in the Conditional Share Sale Agreement dated 5 July 2000 (as amended by the First Supplemental Agreement dated 19 October 2000 and the Second Supplemental Agreement dated 8 October 2001) entered between the parties for the disposal by Silverstone Vendors of 119,653,758 ordinary shares of RM1.00 each representing 58.69% equity interest in Silverstone Berhad to Angkasa Marketing Berhad for a consideration of RM150,055,564.00, to include that the consideration be instead satisfied by an issuance of RM143,231,483.00 in value of new Angkasa Marketing Berhad shares and the balance of RM6,824,081.00 to be set-off against inter-company balances owing by the Lion Corporation Berhad Group to the Angkasa Marketing Berhad Group; the issue price of the new Angkasa Marketing Berhad shares shall be set at a 5% premium to the then theoretical market price of Angkasa Marketing Berhad shares, subject to a minimum issue price of RM1.00 each, provided that the theoretical market price shall be below RM0.95.

2.43 Third Supplemental Agreement dated 26 March 2002 between Akurjaya Sdn. Bhd. of the one part and Limpahjaya Sdn. Bhd. of the other part, amending certain terms in the Conditional Share Sale Agreement dated 5 July 2000 (as amended by the First Supplemental Agreement dated 19 October 2000 and the Second Supplemental Agreement dated 8 October 2001) entered between the parties for the disposal by Akurjaya Sdn. Bhd. of 240,000,000 ordinary shares of RM1.00 each in Megasteel Sdn. Bhd. for a consideration of RM1,089,992,435.00, to include that the consideration be revised to RM1,007,921,816.00 to be satisfied by an issuance of RM851,225,707.00 Lion Corporation Berhad bonds and RM156,696,109.00 in value of new Lion Corporation Berhad shares.

2.44 Third Supplemental Agreement dated 26 March 2002 between Avenel Sdn. Bhd. of the one part and Lion Land Berhad and Amsteel Mills Sdn. Bhd. of the other part, amending certain terms in the Conditional Share Sale Agreement dated 5 July 2000 (as amended by the First Supplemental Agreement dated 19 October 2000 and the Second Supplemental Agreement dated 8 October 2001) entered between the parties for the disposal by Avenel Sdn. Bhd. of 170,097,271 ordinary shares of RM1.00 each representing 83.70% equity interest in Posim Berhad for RM533,718,760.00, to include that the consideration be revised to RM499,417,017.00, of which 47,627,236 ordinary shares of RM1.00 each representing 28% of the 170,097,271 ordinary shares of RM1.00 each in Posim Berhad to be apportioned to Lion Land Berhad and 122,470,035 ordinary shares of RM1.00 each representing 72% of the 170,097,271 ordinary shares of RM1.00 each in Posim Berhad to be apportioned to Amsteel Mills Sdn. Bhd.

2.45 Third Supplemental Agreement dated 26 March 2002 between Horizon Towers Sdn. Bhd. of the one part and Amsteel Corporation Berhad of the other part, amending certain terms in the Conditional Share Sale Agreement dated 5 July 2000 (as amended by the First Supplemental Agreement dated 19 October 2000 and the Second Supplemental Agreement dated 8 October 2001) entered between the parties for the acquisition by Amsteel Corporation Berhad of 44,450,000 ordinary shares of RM1.00 each representing 30% equity interest in Akurjaya Sdn. Bhd. for a consideration of RM423,897,731.00, to include that the consideration be revised to RM399,276,545.00 to be satisfied by an issuance of RM399,276,545.00 in value of new Amsteel Corporation Berhad shares; the issue price of the new Amsteel Corporation Berhad shares shall be set at a 5% premium to the then theoretical market price of Amsteel Corporation Berhad shares, subject to a minimum issue price of RM1.00 each, provided that the theoretical market price shall be below RM0.95.

2.46 Third Supplemental Agreement dated 26 March 2002 between Teck Bee Mining (M) Sendirian Berhad of the one part and Umatrac Enterprises Sdn. Bhd. of the other part, amending certain terms in the Conditional Share Sale Agreement dated 5 July 2000 (as amended by the First Supplemental Agreement dated 19 October 2000 and the Second Supplemental Agreement dated 8 October 2001) entered between the parties for the acquisition by Umatrac Enterprises Sdn. Bhd. of 135,000 ordinary shares of RM1.00 each representing 13.5% equity interest in Hiap Joo Chong Realty Sdn. Bhd. for a consideration of RM1,915,000.00 to be satisfied by an issuance of RM1,915,000.00 in value of new Amsteel Corporation Berhad shares; to include that the issue price of the new Amsteel Corporation Berhad shares shall be set at a 5% premium to the then theoretical market price of Amsteel Corporation Berhad shares, subject to the minimum issue price of RM1.00 each provided that the theoretical market price shall be below RM0.95 each.

2.47 Third Supplemental Agreement dated 26 March 2002 between Angkasa Marketing Berhad of the one part and Amsteel Corporation Berhad of the other part, amending certain terms in the Conditional Share Sale Agreement dated 5 July 2000 (as amended by the First Supplemental Agreement dated 19 October 2000 and the Second Supplemental Agreement dated 8 October 2001) entered between the parties for the acquisition by Amsteel Corporation Berhad of 20,000,000 ordinary shares of RM1.00 each representing 20% equity interest in Avenel Sdn. Bhd for a consideration of RM1.00 and Angkasa Marketing Berhad is required to pay Amsteel Corporation Berhad a sum of RM65,294,088.00 after restating Avenel Sdn. Bhd.'s cost of investment in Posim Berhad based on a discounted cash flow valuation of the future cash flows of Sabah Forest Industries Sdn. Bhd., Posim Berhad's principal asset and net value of Posim Berhad's residual assets (after taking into account the relevant principal to be waived by Posim Berhad for the amount owing by the Amsteel Corporation Berhad Group to Posim Berhad), to include that the payable by Angkasa Marketing Berhad to Amsteel Corporation Berhad be revised to RM80,626,597.00, which represents: (i) Angkasa Marketing Berhad's 20% share of Avenel Sdn. Bhd.'s estimate adjusted net liabilities as at 31 December 2001 of RM488,183,000.00 after restating Avenel Sdn. Bhd.'s cost of investment in Posim Berhad based on a discounted cash flow valuation of the future cash flows of Sabah Forest Industries Sdn. Bhd., Posim Berhad's principal asset and net value of Posim Berhad's residual assets (after taking into account the relevant principal to be waived by Posim Berhad for the amount owing by the Amsteel Corporation Berhad Group to Posim Berhad) and (ii) netting-off indemnity payment made by Angkasa Marketing Berhad to lenders of Avenel Sdn. Bhd.

2.48 Third Supplemental Agreement dated 26 March 2002 between Lion Land Berhad of the one part and Amsteel Corporation Berhad of the other part amending certain terms in the Conditional Share Sale Agreement dated 5 July 2000 (as amended by the First Supplemental Agreement dated 19 October 2000 and the Second Supplemental Agreement dated 8 October 2001) entered between the parties for the acquisition by Amsteel Corporation Berhad of 25,000,000 ordinary shares of RM1.00 each representing 25% equity interest in Avenel Sdn. Bhd. for a consideration of RM1.00 and Lion Land Berhad is required to pay to Amsteel Corporation Berhad RM81,617,610.00 which represents Avenel Sdn. Bhd.'s restated cost of investment in Posim Berhad based on a discounted cash flow valuation of the future cash flows of Sabah Forest Industries Sdn. Bhd., Posim Berhad's principal asset and net value of Posim Berhad's residual assets, to include that the sum payable by Lion Land Berhad to Amsteel Corporation Berhad be revised to RM122,045,746.00, which represents Lion Land Berhad's 25% share of Avenel Sdn. Bhd.'s estimate adjusted net liabilities as at 31 December 2001 of RM488,183,000.00 and after restating Avenel Sdn. Bhd.'s cost of investment in Posim Berhad based on a discounted cash flow valuation of the future cash flows of Sabah Forest Industries Sdn. Bhd., Posim Berhad's principal asset and net value of Posim Berhad's residual assets (after taking into account the relevant principal to be waived by Posim Berhad for the amount owing by the Amsteel Corporation Berhad Group to Posim Berhad).

2.49 Third Supplemental Agreement dated 26 March 2002 between Horizon Towers Sdn. Bhd., Amanvest (M) Sdn. Bhd., Lion Holdings Sdn. Bhd., Araniaga Holdings Sdn. Bhd., Finlink Holdings Sdn. Bhd., Teck Bee Mining (M) Sendirian Berhad, Tirta Enterprise Sdn. Bhd., William Cheng Sdn. Bhd., Ceemax Electronics Sdn. Bhd., Lancaster Trading Company Limited, Lion Holdings Pte. Ltd., Sin Seng Investment Pte. Ltd. and Datuk Cheng Yong Kim (collectively, "Silverstone Private Vendors") of the one part and Angkasa Marketing Berhad of the other part, amending certain terms in the Conditional Share Sale Agreement dated 5 July 2000 (as amended by the First Supplemental Agreement dated 19 October 2000 and the Second Supplemental Agreement dated 8 October 2001) entered between the parties for the acquisition by Angkasa Marketing Berhad of 31,727,292 ordinary shares of RM1.00 each representing 15.56% equity interest in Silverstone Berhad for a consideration of RM39,788,610.00 to be satisfied by an issuance of RM39,788,610.00 in value of new Angkasa Marketing Berhad shares, to include that the issue price of the new Angkasa Marketing Berhad shares be set at a 5% premium to the then theoretical market price of Angkasa Marketing Berhad shares, subject to the minimum issue price of RM1.00 each provided that the theoretical market price shall be below RM0.95 each.

2.50 Fourth Supplemental Agreement dated 26 March 2002 between Ayer Keroh Resort Sdn. Bhd., Ambang Jaya Sdn. Bhd., Amsteel Corporation Berhad, Umatrac Enterprises Sdn. Bhd. and Parkson Corporation Sdn. Bhd. (collectively, "CPB Vendors") of the one part and Lion Land Berhad and Amsteel Mills Sdn. Bhd. of the other part, amending certain terms in the Conditional Share Sale Agreement dated 5 July 2000 (as amended by the First Supplemental Agreement dated 19 October 2000, the Second Supplemental Agreement dated 12 December 2000 and the Third Supplemental Agreement dated 8 October 2001) entered between the parties for the disposal by CPB Vendors of 207,209,445 ordinary shares of RM0.50 each representing 59.47% equity interest in Chocolate Products (Malaysia) Berhad to Lion Land Berhad for a consideration of RM201,501,369.00, to include the provision that 58,018,645 ordinary shares of RM0.50 each to be apportioned to Lion Land Berhad and 149,190,800 ordinary shares of RM0.50 each to be apportioned to Amsteel Mills Sdn. Bhd.

2.51 An Addendum dated 19 April 2002 between Angkasa Marketing Berhad and Suzuki Motor Corporation amending certain terms of the conditional Joint Venture Agreement dated 1 October 2001 entered between the parties in respect of their rights and obligations as shareholders for the proposed joint-venture of Lion Suzuki Marketing Sdn. Bhd.

2.52 Conditional Shares Sale Agreement dated 22 May 2002 between Lion Ipoh Parade Sdn. Bhd. and Black Tiger Aquaculture Sdn. Bhd. for the disposal of the entire issued and paid-up share capital of Peridang (M) Sdn. Bhd. and Arus Setia Sdn. Bhd. for a total cash consideration of RM755,000.00 and the full and final discharge of net inter-company amount of RM11,077,153.00 owing by Peridang (M) Sdn. Bhd. and Arus Setia Sdn. Bhd. to Lion Ipoh Parade Sdn. Bhd. subject to Black Tiger Aquaculture Sdn. Bhd. paying to Lion Ipoh Parade Sdn. Bhd. a total cash consideration of RM11,077,153.00.

2.53 Fourth Supplemental Agreement dated 8 July 2002 between Akurjaya Sdn. Bhd., Amsteel Corporation Berhad and Crystavel Sdn. Bhd. of the one part and Limpahjaya Sdn. Bhd. of the other part, amending certain terms in the Conditional Share Sale Agreement (as amended by the First Supplemental Agreement dated 19 October 2000, the Second Supplemental Agreement dated 8 October 2001 and the Third Supplemental Agreement dated 26 March 2002) entered between the parties for the disposal by Akurjaya Sdn. Bhd. of 240,000,000 ordinary shares of RM1.00 each in Megasteel Sdn. Bhd., to include Amsteel Corporation Berhad and Crystavel Sdn. Bhd. as co-vendors and the additional disposal of 49,000,000 Preference "D" Shares of RM0.01 each by Crystavel Sdn. Bhd. and 26,670,000 Preference "F" Shares of RM0.01 each by Amsteel Corporation Berhad, both in Megasteel Sdn. Bhd. to Limpahjaya Sdn. Bhd. for a consideration forming part of the total consideration of RM1,007,921,816.00.

2.54 Conditional Agreement dated 8 July 2002 between Lion Brewing Group Co. Ltd., a 55% subsidiary of DEbier Sdn. Bhd., which is in turn a wholly-owned subsidiary of Chocolate Products (Malaysia) Berhad, Consitrade (M) Sdn. Bhd., a wholly-owned subsidiary of Chocolate Products (Malaysia) Berhad and Jinkeda Group Co. Ltd., for the acquisition by Lion Brewing Group Co. Ltd. and Consitrade (M) Sdn. Bhd. of 54.6% and 25% equity interest respectively in Jinhua Lion Brewery Co. Ltd. for the cash consideration of Rmb5,110,000.00 (equivalent to approximately RM2,350,000.00) and Rmb2,340,000.00 (equivalent to approximately RM1,070,000.00) respectively.

2.55 Conditional Sale and Purchase Agreement dated 30 July 2002 between amongst others, Angkasa Transport Equipment Sdn. Bhd., a wholly-owned subsidiary of AMB Venture Sdn. Bhd. which is in turn a wholly-owned subsidiary of Angkasa Marketing Berhad, Tri-Ring Group Co. and Wuhan Fortune Industry Co. Ltd. for:

(a) the disposal by Angkasa Transport Equipment Sdn. Bhd. of its entire 50% equity interest in Wuhan Fortune Motor Co. Ltd. to Tri-Ring Group Co. for a cash consideration of Rmb1 (equivalent to approximately RM0.46); and

(b) the settlement of inter-company advances from Angkasa Transport Equipment Sdn. Bhd. to Wuhan Fortune Motor Co. Ltd. ("Inter-company Advances") amounting to Rmb167.56 million (equivalent to approximately RM76.93 million) for a cash consideration of Rmb94.66 million (equivalent to approximately RM43.46 million) payable by Tri-Ring Group Co. and the waiver of the interest on the Inter-company Advances to Wuhan Fortune Motor Co. Ltd. amounting to Rmb70.82 million (equivalent to approximately RM32.51 million).

2.56 Supplemental Agreement dated 5 August 2002 between AMB Venture Sdn. Bhd., Tan Sri Cheng Heng Jem and Lion Asiapac Limited to vary certain terms in the conditional Sale and Purchase Agreement dated 10 November 2000 (as amended), to include that Lion Asiapac Limited shall be entitled to deposit a portion of the 149,022,728 new Lion Asiapac Limited shares at par value of SGD0.25 each together with 149,022,728 free detachable Lion Asiapac Limited warrants to AMB Venture Sdn. Bhd., calculated based on the formula as set out therein, for any of the property ownership rights of buildings that are not transferred by Anhui Jianghuai Automotive Chassis Co. Ltd. to Hefei Jianghuai Automotive Co. Ltd. prior to the completion of the disposal of the 25,000,000 ordinary shares of RM1.00 each in Angkasa Transport Equipment Sdn. Bhd. representing approximately 90.81% of the enlarged share capital of Angkasa Transport Equipment Sdn. Bhd. to Lion Asiapac Limited.

2.57 Second Supplemental Agreement dated 3 September 2002 between Lion Land Berhad of the one part and Akurjaya Sdn. Bhd. of the other part, amending certain terms in the Conditional Share Sale Agreement dated 19 October 2000 (as amended by the First Supplemental Agreement dated 8 October 2001) entered between the parties for the disposal by Lion Land Berhad of 3,418,260 ordinary shares of RM1.00 each representing 100% equity interest in Lion Plaza Sdn. Bhd. to Akurjaya Sdn. Bhd. for a consideration of RM35,661,000.00, to include that Akurjaya Sdn. Bhd. shall resolve or cause to be resolved all the issues affecting the joint venture operations of the Amsteel Corporation Berhad Group in the People's Republic of China upon the terms therein contained.

2.58 Fourth Supplemental Agreement dated 3 September 2002 between Amsteel Corporation Berhad, Umatrac Enterprises Sdn. Bhd. and Konming Investments Limited of the one part and Lion Corporation Berhad of the other part, amending certain terms in the Conditional Share Sale Agreement dated 5 July 2000 (as amended by the First Supplemental Agreement dated 19 October 2000, the Second Supplemental Agreement dated 8 October 2001 and the Third Supplemental Agreement dated 26 March 2002) entered between the parties, to include the disposal by Amsteel Corporation Berhad, Umatrac Enterprises Sdn. Bhd. and Konming Investments Limited of 224,540,882 ordinary shares of RM1.00 each representing 50.45% equity interest in Lion Land Berhad to Lion Corporation Berhad for a consideration of RM260,467,423.00, to include that Amsteel Corporation Berhad, Umatrac Enterprises Sdn. Bhd. and Konming Investments Limited shall resolve or cause to be resolved all the issues affecting the joint venture operations of the Lion Land Berhad Group in the People's Republic of China upon the terms therein contained.

2.59 Fifth Supplemental Agreement dated 3 September 2002 between Ayer Keroh Resort Sdn. Bhd., Ambang Jaya Sdn. Bhd., Amsteel Corporation Berhad, Umatrac Enterprises Sdn. Bhd. and Parkson Corporation Sdn. Bhd. (collectively, "CPB Vendors") of the one part and Lion Land Berhad and Amsteel Mills Sdn. Bhd. of the other part, amending certain terms in the Conditional Share Sale Agreement dated 5 July 2000 (as amended by the First Supplemental Agreement dated 19 October 2000, the Second Supplemental Agreement dated 12 December 2000, the Third Supplemental Agreement dated 8 October 2001 and the Fourth Supplemental Agreement dated 26 March 2002) entered between the parties for the disposal by CPB Vendors of 207,209,445 ordinary shares of RM0.50 each representing 59.47% equity interest in Chocolate Products (Malaysia) Berhad to Lion Land Berhad for a consideration of RM201,501,369.00, to include that the CPB Vendors shall resolve or cause to be resolved all the issues affecting the joint venture operations of the Chocolate Products (Malaysia) Berhad Group in the People's Republic of China upon the terms therein contained.

2.60 Fourth Supplemental Agreement dated 3 September 2002 between Amsteel Corporation Berhad, Umatrac Enterprises Sdn. Bhd., Posim Berhad, Lion Corporation Berhad and Limpahjaya Sdn. Bhd. (collectively, "Silverstone Vendors") of the one part and Angkasa Marketing Berhad of the other part, amending certain terms in the Conditional Share Sale Agreement dated 5 July 2000 (as amended by the First Supplemental Agreement dated 19 October 2000, the Second Supplemental Agreement dated 8 October 2001 and the Third Supplemental Agreement dated 26 March 2002) entered between the parties for the disposal by Silverstone Vendors of 119,653,758 ordinary shares of RM1.00 each representing 58.69% equity interest in Silverstone Berhad to Angkasa Marketing Berhad for a consideration of RM150,055,564.00, to include that Angkasa Marketing Berhad shall resolve or cause to be resolved all the issues affecting the joint venture operations of the Angkasa Marketing Berhad Group in the People's Republic of China upon the terms therein contained.

2.61 Deed of Assignment dated 10 September 2002 between Amsteel Corporation Berhad of the one part and Johor Corporation of the other part, wherein Amsteel Corporation Berhad assigns absolutely to Johor Corporation advances made to or on behalf of Lion Gateway Parade Sdn. Bhd. in the sum of RM49,000,000.00 as at 30 June 2000 together with the full right and benefit thereto and all remedies for enforcing the same in accordance with the provisions of the Exchange of Assets Agreement dated 13 February 2001 between Amsteel Corporation Berhad, Johor Corporation, Ayer Keroh Resort Sdn. Bhd. and Amsteel Mills Sdn. Bhd.

2.62 Call Option Agreement dated 21 October 2002 between Lion Mahkota Parade Sdn. Bhd. and Onyee Holdings Sdn. Bhd., wherein in consideration of Onyee Holdings Sdn. Bhd. agreeing to purchase the leasehold land held under H.S. (D) 49714 P.T. No. 501 in Town Area XLII, District of Melaka Tengah, Melaka together with the shopping mall erected thereon known as Mahkota Parade ("Mahkota Parade") and the payment of the option fee of RM1,460,000.00, Lion Mahkota Parade Sdn. Bhd. has granted to Onyee Holdings Sdn. Bhd. the call option to purchase Mahkota Parade from Lion Mahkota Parade Sdn. Bhd. for a total cash consideration of RM146,590,000.00.

3. MATERIAL LITIGATION

Save as disclosed below, Amsteel Corporation Berhad ("Amsteel") and its subsidiaries are not engaged in any material litigation, claim or arbitration, either as plaintiff or defendant, which has a material effect on the financial position of Amsteel or its subsidiaries and the Board of Amsteel has no knowledge of any proceedings pending or threatened against Amsteel or its subsidiaries or of any fact likely to give rise to any proceeding which may materially and adversely affect the financial position of Amsteel or its subsidiaries:

3.1 In Civil Suit No. K22-40-97 filed on 11 April 1997, Harapan Permai Sdn Bhd, a timber contractor sued Sabah Forest Industries Sdn. Bhd. ("SFI") for RM184,456,769 for alleged wrongful termination of the Timber Sale Agreement dated 9 November 1992 ("the Agreement"). Under the Indemnity Contracts dated 29 May 1997 and 30 July 1997 ("Indemnity Contracts") Avenel Sdn. Bhd. ("Avenel") has agreed to indemnify Posim Berhad ("Posim") in full against any damages awarded against SFI.

SFI is a 97.78%-owned subsidiary of Posim, a company listed on the KLSE. Posim is in turn a subsidiary of Avenel and Avenel is a 55%-owned subsidiary of Amsteel.

SFI has applied to strike out the suit on the ground that the Agreement is illegal under the Sabah Forest Enactment 1968 ("SFE"). The Court has not fixed a date for delivery of the ruling.

The Directors have been advised that SFI has a good defence to the claim.

3.2 In Civil Suit No. K22-55-97 filed on 6 May 1997, UNP Plywood Sdn Bhd ("UNP"), a timber contractor, sued SFI for RM128,874,435 for alleged wrongful termination of the Extraction and Purchasing Agreements dated 28 June 1993 and 13 August 1993 ("the Agreements") respectively which were entered into by SFI and UNP. SFI through its solicitors, Messrs Jayasuriya Kah & Co., terminated the Agreements on grounds that the Agreements and the arrangements between SFI and UNP amounted to an assignment of the Special Timber licence No. SK7/90 and such assignment contravenes Section 24(6) of the SFE, thereby rendering the Agreements illegal. Under the Indemnity Contracts, Avenel has agreed to indemnify Posim in full against any damages awarded against SFI. At the hearing on 22 September 2000, UNP conceded that the Agreements are illegal insofar as they relate to extraction. No new hearing date has been fixed by the Court.

The Directors have been advised that SFI has a good defence to the claim.

3.3 In the Kuala Lumpur High Court Summons No. D2-22-102-99 filed on 13 January 1999, Bank of Tokyo–Mitsubishi (M) Bhd ("BTM") sued Amsteel for recovery of the sum of RM7,001,543.84, being the amount outstanding under a revolving credit facility of RM10,000,000 granted by BTM to Amsteel vide BTM's letter of offer dated 5 June 1997. The Senior Assistant Registrar ("SAR") had on 8 March 2000 dismissed BTM's application for Summary Judgment. BTM has appealed to the Judge against the SAR's decision. The decision of the Judge shall be delivered on 18 February 2003.

The Directors have been advised that Amsteel has a defence to the claim.

3.4 In the Kuala Lumpur High Court Summons No. D5-22-1719-1999 filed on 18 June 1999, Affin Merchant Bank Berhad (formerly, Perwira Affin Merchant Bank Berhad) ("Affin Merchant Bank") has sued Lion Land Berhad ("LLB") for recovery of the sum of RM31,975,996.50, being the amount outstanding under the revolving credit facility of RM30,000,000 granted by Affin Merchant Bank to LLB vide Affin Merchant Bank's letter of offer dated 27 August 1997. The Court has not fixed a hearing date for the matter.

The Directors have been advised that LLB has a defence to the claim.

3.5 Pancaran Abadi Sdn Bhd and Takenaka (Malaysia) Sdn Bhd (collectively referred to as "Takenaka Group") in the Kuala Lumpur High Court Civil Suit No. D6-22-2031-2000 and Itochu Corporation ("Itochu") in the Kuala Lumpur High Court Civil Suit No. D6-22-2030-2000, both filed on 31 October 2000, have sued Amsteel and Optima Jaya Sdn. Bhd. ("Optima Jaya"). Optima Jaya is a wholly-owned subsidiary of Amsteel.

By a construction agreement dated 23 May 1995 ("the Construction Agreement") Optima Jaya employed the Takenaka Group to build a hotel. In consideration of Itochu agreeing to issue guarantees to various financiers for purpose of financing the construction of the said hotel, Optima Jaya agreed to pay to Itochu a guarantee fee pursuant to a guarantee fee agreement dated 23 May 1995 ("the Guarantee Fee Agreement").

By a letter of comfort dated 23 May 1995 ("the Letter of Comfort"), Amsteel agreed, *inter alia*, to ensure that Optima Jaya performs its obligations under the Construction Agreement and the Guarantee Fee Agreement.

Takenaka Group, pursuant to the Construction Agreement and the Letter of Comfort, claims against Amsteel and Optima Jaya the sum of RM103,243,755 together with interest, opportunity losses and costs.

Itochu, pursuant to the Guarantee Fee Agreement and the Letter of Comfort, claims against Amsteel and Optima Jaya the sum of RM2,183,225.13 together with interest and costs.

Amsteel and Optima Jaya had submitted applications to stay the Takenaka Group's proceedings in respect of Kuala Lumpur High Court Suit D6-22-2031-2000 ("the Stay Applications"). The Court had on 6 July 2001 dismissed Amsteel's and Optima Jaya's Stay Applications. Amsteel and Optima Jaya have appealed to the High Court against the Court's decision ("Appeal on Stay Applications"). The Court has fixed the matter for mention on 17 February 2003 in respect of the appeal.

Applications for Summary Judgment have been filed:

(a) by Takenaka Group against Amsteel and Optima Jaya in respect of Kuala Lumpur High Court Suit No. D6-22-2031-2000 ("the Takenaka Group SJ Application"); and

(b) by Itochu against Amsteel and Optima Jaya in respect of Kuala Lumpur High Court Suit No. D6-22-2030-2000 ("the Itochu SJ Application").

Amsteel and Optima Jaya have applied to the High Court for a stay in the Takenaka Group SJ Application pending hearing of Amsteel's and Optima Jaya's Appeal on Stay Applications ("Stay of Takenaka Group SJ Application").

The Takenaka Group SJ Application and the Stay of Takenaka Group SJ Application are fixed for mention on 9 January 2003.

In respect of the Itochu SJ Application, the Court has on 5 December 2001 allowed Itochu to enter Judgment against Amsteel and Optima Jaya ("Itochu Judgment") for the following sums:

(a) the sum of RM2,183,225.13 as at 31 July 2000 together with interest at the rate of 8% per annum from 1 August 2000 to date of full payment;

(b) the accruing guarantee fee calculated at the rate of 1.5% per annum on the sum of RM45,000,000 from 1 August 2000 to 8 February 2001 and on the sum of RM36,000,000 from 9 February 2001 to 1 March 2001 together with interest at the rate of 8% per annum on the sum of RM36,000,000 from 31 October 2000 to date of full payment; and

(c) costs to be taxed by the Court.

Amsteel and Optima Jaya have appealed against the Itochu Judgment ("Appeal of Itochu Judgment"). The appeal in respect of the Itochu Judgment is fixed for mention on 21 February 2003. Amsteel and Optima Jaya have also applied for a stay in execution of the Judgment and the application is fixed for mention on 15 January 2003.

The Directors have been advised that Amsteel and Optima Jaya have a reasonable chance of:

(a) defending the Takenaka Group SJ Application; and

(b) succeeding in the Appeal of the Itochu Judgment.

3.6 In the matter of an arbitration proceeding involving Atelier ADT International Consultants Ltd ("Atelier") and Lion Asia Investment Pte Ltd ("Lion Asia"), Atelier claims against Lion Asia for alleged unpaid engineering and architectural fees and reimburseable expenses amounting to approximately RM7,000,000 in respect of services provided in relation to eight (8) properties/projects in China.

Lion Asia has counter-claimed against Atelier:

(a) for recovery of the sum of USD2,230,760.14, being payment made to Atelier pursuant to contracts which are unenforceable and/or illegal because Atelier did not have the legal capacity (or requisite qualification under the laws of Malaysia) to enter into such contracts; or in the alternative,

(b) for over-payment to Atelier in the sum of USD1,062,943.83.

Several questions of law arose in the arbitration proceedings and Lion Asia had in Kuala Lumpur High Court Originating Summons No. R-24-29-2001 referred those questions of law to the High Court. The High Court had on 17 July 2001, ordered the questions of law to be stated in a form of special case stated to the High Court for the High Court's decision. Atelier has appealed to the Court of Appeal against the High Court's order on, *inter alia*, the ground that both questions of law and fact should be decided by the Arbitrator. No hearing date has been fixed in respect of the appeal.

The Arbitrator will state his interim award in the form of a special case stated to the High Court after the parties have made their submissions on the facts to the Arbitrator. At the meeting held by the parties and the Arbitrator on 20 March 2002, the Arbitrator set timelines for the parties to submit the list of parameters, the facts to be found and provide their submissions and samples/format of the interim award which is to be stated to the High Court.

The Directors have been advised that Lion Asia has a reasonable chance of successfully defending Atelier's claim and that it has a reasonable chance of success in its own counter claim against Atelier.

3.7 Total Resources Sdn. Bhd. ("TR") has filed an action against Lion Ipoh Parade Sdn Bhd ("LIP") on 29 April 2000 vide Ipoh High Court Civil Suit No.22-107-2000.

Prior to LIP's acquisition of the land held under PN 50789 Lot No. 8691U, Daerah Kinta, Bandar Ipoh ("the said Land"), TR had acquired the rights of way over two (2) strips of land through the said Land as access road to lands held under CT 22851-22855 Lot Nos. 2900N-2904N Daerah Kinta, Bandar Ipoh ("the adjoining Lands") by way of registered leases. TR subsequently sold the adjoining Lands to LIP. Accordingly, LIP became the registered proprietor of both the said Land and the adjoining Lands and constructed a building on the said Land. TR alleged that LIP had trespassed on the two (2) strips of land held by TR as registered lessee and claimed special damages in the sum of RM21,805,560. It is LIP's contention that TR's rights over the said Land were extinguished by operation of law as there had been a unity of title and possession by LIP of both the said Land and the adjoining Lands.

LIP had on 21 November 2001 obtained leave of the Court to add, *inter alia*, the counterclaim for the cancellation of TR's two (2) said registered leases from the respective documents of title, by way of an Amended Statement of Defence and Counterclaim.

TR's application to amend its Statement of Claim was allowed by the Court on 16 October 2002 and LIP has been given leave to amend its Statement of Defence upon being served with the Amended Statement of Defence. No mention date has been fixed pending the extraction and service of the Amended Statement of Defence.

The Directors have been advised that LIP has a good defence as TR had not suffered any actual damages.

3.8 Tafco Development Sdn. Bhd. ("Tafco") has filed Originating Petition No. D22-26-20-2002 in the High Court of Malaya at Kuala Lumpur against Ambang Maju Sdn Bhd ("Ambang Maju"), Akurjaya Sdn Bhd ("Akurjaya"), Aquabio Holdings Sdn Bhd ("Aquabio") and three (3) others (collectively, "the Respondents"). Akurjaya and Aquabio collectively hold 70% equity in Ambang Maju. Tafco owns the balance 30% equity in Ambang Maju.

By a third party legal charge dated 31 December 1997, Ambang Maju created a third party charge over its lands measuring approximately 807.9 acres ("Lands") to a lender ("Lender") as security for advances granted to a related corporation. The Lender has expressly agreed that in the event the Lender should foreclose on the charged Lands, the Lender would only be entitled to receive 70% of the proceeds since Ambang Maju is a 70% owned subsidiary of Amsteel. The balance 30% proceeds would be paid over to Tafco as the owner of the balance 30% equity in Ambang Maju.

In the Originating Petition, Tafco alleged inter alia that:

(a) the affairs of Ambang Maju are conducted and/or the powers of the directors are exercised in a manner oppressive to Tafco or in disregard of Tafco's interest as a shareholder of Ambang Maju; and

(b) Ambang Maju did not receive any benefit from the aforesaid security arrangements.

Tafco has applied for the following orders:

(a) the third party charge to be cancelled and declared null and void; and

(b) to compel Akurjaya and Aquabio to purchase Tafco's 30% equity in Ambang Maju at a value equal to 30% of the estimated market value of the Lands or 30% of the estimated profit to be derived by Ambang Maju if the Lands were developed.

The Petition is fixed for summons for directions and hearing on 26 February 2003.

The Directors have been advised that the Respondents have a reasonable chance of contesting the Petition.

3.9 Ariffin Haji Ismail Plantations Sdn. Bhd. ("AHIP") has filed a Writ of Summons No. S1-22-546 of 2002 in the High Court of Malaya at Kuala Lumpur against Amsteel's 70% owned subsidiary, Ambang Maju Sdn. Bhd. ("Ambang Maju").

Vide a Sale and Purchase Agreement dated 21 September 1993 between AHIP and Ambang Maju ("the said Agreement"), AHIP agreed to sell and Ambang Maju agreed to purchase 11 pieces of lands in Daerah Kulim, Negeri Kedah Darul Aman ("the said Lands") for a consideration of RM12 million ("the Disposal"). The Disposal of the said Lands was to facilitate a joint venture arrangement between AHIP and Ambang Maju wherein AHIP or its nominee would be issued with equity in Ambang Maju. Tafco Development Sdn. Bhd. ("Tafco"), the nominee of AHIP, was issued with 30,000 ordinary shares of RM1.00 each in Ambang Maju ("the Allotted Shares").

AHIP alleges that:

(a) although the consideration for the said Lands in the said Agreement was RM12 million, the agreed consideration for the said Lands was RM18 million;

(b) the difference of RM6 million was to be utilized by AHIP to defray their cost of disposal of RM531,870.60 and the remaining sum of RM5,468,129.40 was to be utilized by AHIP or its nominee as capital contribution in Ambang Maju; and

(c) since Tafco was issued with the Allotted Shares only, a balance sum of RM5,438,129.40 was still due and owing to AHIP by Ambang Maju.

AHIP claims against Ambang Maju the sum of RM5,438,129.40, interest at the rate of 8% per annum from 2 December 2001 till date of full settlement and litigation costs.

AHIP's application for Summary Judgment is fixed for hearing on 16 December 2002.

Ambang Maju has applied to stay all further proceedings in this matter pending the hearing of an application by Ambang Maju for a consolidation of proceedings between this action with that of Originating Petition No. D22-26-20-2002 in the High Court of Malaya at Kuala Lumpur. The Court has fixed 30 January 2003 to hear the applications for stay and consolidation.

The Directors have been advised that Ambang Maju has a defence to the claim.

3.10 In the High Court of Malaya at Shah Alam Suit No. MT4-22-21-98, Amsteel Securities (M) Sdn. Bhd. ("AMS") claimed against Chase Perdana Berhad and Dato' Mohan Swami (guarantor for Chase Perdana Berhad) for contra losses amounting to RM16,159,526.79 and interest at the rate of 24% on the principal sum of RM16,159,526.79 from 29 November 1997 till date of full settlement. The case in now kept in abeyance pending Chase Perdana Berhad's debt restructuring.

The Directors have been advised that AMS has reasonable grounds for the claims.

3.11 In the High Court of Malaya at Shah Alam Suit No. MT1-22-47-98, AMS claimed against Hwang You Chuaang @ James Wong for contra losses amounting to RM8,516,606.82 and interest at the rate of 14.75% on the principal sum of RM8,516,606.82 from 6 February 1998 till date of full settlement. The case is fixed for case management on 6 and 7 January 2004.

The Directors have been advised that AMS has reasonable grounds for the claims.

3.12 In the High Court of Malaya at Shah Alam Suit No. MT4-22-101-98, AMS claimed against Lim Tee Keong, Dato' Jerry Goh and the estate of Chew Kar Hooi (deceased) for contra losses amounting to RM23,756,771.52, interest amounting to RM150,647.20 as at 23 January 1998 and further interest at the rate of 14.75% on the principal sum of RM23,756,771.52 from 24 January 1998 till date of full settlement. Dato' Jerry Goh and Chew Kar Hooi (deceased) were guarantors of Lim Tee Keong. Summary Judgment against Lim Tee Keong, Dato' Jerry Goh and the estate of Chew Kar Hooi (deceased) was obtained on 15 May 2002. A date to hear the appeal against Summary Judgment filed on 22 May 2002 has not been fixed.

The Directors have been advised that AMS has reasonable grounds for the claims.

3.13 In the High Court of Malaya at Shah Alam Suit No. MT3-22-100-98, AMS claimed against Lew Tsui Eng (as the administrator of the estate of Chew Kar Hooi), Goh Chee Khen and Lim Tee Keong for contra losses amounting to RM14,793,182.33, interest amounting to RM403,953.13 as at 23 January 1998 and further interest at the rate of 14.75% on the principal sum of RM14,793,182.33 from 24 January 1998 till date of full settlement. Goh Chee Khen and Lim Tee Keong were guarantors of Chew Kar Hooi (deceased). The matter is fixed for further case management on 2 April 2003.

The Directors have been advised that AMS has reasonable grounds for the claims.

3.14 In the High Court of Malaya at Kuala Lumpur Suit No. D6-22-1092-98, AMS claimed against Rekapacific Berhad and Soh Chee Wen (as guarantor for Rekapacific Berhad) for contra losses amounting to RM42,947,573.60 and interest at the rate of 13.5% on the principal sum of RM42,947,573.60 from 3 April 1998 till date of full settlement. The matter is scheduled for case management on 21 January 2003.

The Directors have been advised that AMS has reasonable grounds for the claims.

3.15 In the High Court of Malaya at Shah Alam Suit No. MT3-22-386-98, AMS claimed against Promet Berhad for contra losses amounting to RM16,443,931.55, interest amounting to RM243,910.23 as at 26 March 1998 and further interest at the rate of 18.5% on the principal sum of RM16,443,931.55 from 27 March 1998 till date of full settlement. AMS's application for Summary Judgment is scheduled to be heard on 27 January 2003.

The Directors have been advised that AMS has reasonable grounds for the claims.

3.16 In the High Court of Malaya at Kuala Lumpur Suit No. D1-22-1055-97, AMS claimed against Kam Hock Aun, Teong Teck Leng and Leong Wye Keong for contra losses amounting to RM8,148,904.60 and interest at the rate of 13.5% on the principal sum of RM8,148,904.60 from 6 September 1997 till date of full settlement. Teong Teck Leng and Leong Wye Keong were guarantors for Kam Hock Aun. Teong Teck Leng has been declared bankrupt and AMS has applied to the Official Assignee for sanction to proceed with AMS's claim against Teong Teck Leng. On the mention date of 18 April 2002, the Court directed that a trial date be fixed only after AMS obtains the sanction of the Official Assignee to proceed in its claim against Teong Teck Leng.

The Directors have been advised that AMS has reasonable grounds for the claims.

3.17 In the High Court of Malaya at Shah Alam Suit No. MT2-22-57-98, AMS claimed against Chong Kiew Fong for contra losses amounting to RM8,296,285.37 and interest at the rate of 14.75% on RM8,296,285.37 from 6 February 1998 till date of full settlement. Summary Judgment was obtained by AMS against Chong Kiew Fong on 10 August 1999. A date to hear Chong Kiew Fong's appeal against Summary Judgment has not been fixed.

The Directors have been advised that AMS has reasonable grounds for the claims.

4. DOCUMENTS AVAILABLE FOR INSPECTION

The following documents are available for inspection at the Registered Office of the Company during normal business hours from the date of this Circular up to and including the date of the EGM:

(a) the Memorandum and Articles of Association of the Company;

(b) the Audited Financial Statements of the Company for each of the past two (2) financial years ended 30 June 2001 to 2002, and the latest unaudited consolidated results for the first financial quarter ended 30 September 2002;

(c) the material contracts referred to in paragraph 2 above; and

(d) the material litigation referred to in paragraph 3 above.

SHAREHOLDINGS OF RELATED PERSONS

i) TSWC

a) LCB Group

Deemed interested by virtue of Section 6A of the Act held via William Cheng Sdn Bhd (Direct-99.99%; Indirect-0.01%), Lion Holdings Sdn Bhd (Direct-Nil; Indirect-80%), Amanvest (M) Sdn Bhd (Direct-Nil; Indirect-100%), Lion Holdings Pte Ltd (Direct-Nil; Indirect-58.80%), Viewtrain Company Limited (Direct-Nil; Indirect-72%), Billion Grow Limited (Direct-Nil; Indirect-72%), Actual Best Limited (Direct-Nil; Indirect-72%), Budivest Sdn Bhd (Direct-Nil; Indirect-100%), Crystal Dew Sdn Bhd (Direct-Nil; Indirect-100%), Lion Development (Penang) Sdn Bhd (Direct-49%; Indirect-1%), Trillionvest Sdn Bhd (Direct-99.99%; Indirect-Nil), Umatrac Enterprises Sdn Bhd (Direct-Nil; Indirect-100%), Angkasa Marketing (Singapore) Pte Ltd (Direct-Nil; Indirect-100%), AMB (Direct-0.01%; Indirect-59.61%), Projek Jaya Sdn Bhd (Direct-Nil; Indirect-100%), Ceemax Electronics Sdn Bhd (Direct-Nil; Indirect-100%), 25,855,162 warrants with a right to subscribe for one new share for every one warrant held ("LCB Warrants") and 175,000 options granted pursuant to LCB's Executive Share Option Scheme.

b) AMB Group

Deemed interested by virtue of Section 6A of the Act held via William Cheng Sdn Bhd (Direct-99.99%; Indirect-0.01%), Lion Holdings Sdn Bhd (Direct-Nil; Indirect-80%), Amanvest (M) Sdn Bhd (Direct-Nil; Indirect-100%), Araniaga Holdings Sdn Bhd (Direct-Nil; Indirect-100%), Lion Holdings Pte Ltd (Direct-Nil; Indirect-58.80%), Teck Bee Mining (M) Sendirian Berhad (Direct-5.59%; Indirect-90.29%), Tirta Enterprise Sdn Bhd (Direct-Nil; Indirect-79%), LCB (Direct-0.10%; Indirect-57.32%) and Umatrac Enterprises Sdn Bhd (Direct-Nil; Indirect-100%).

c) Posim Group

Deemed interested by virtue of Section 6A of the Act held via Lion Holdings Sdn Bhd (Direct-Nil; Indirect-80%), Amanvest (M) Sdn Bhd (Direct-Nil; Indirect-100%), Happyvest (M) Sdn Bhd (Direct-Nil; Indirect-81.48%), Panoron Sdn Bhd (Direct-Nil; Indirect-100%) and Avenel Sdn Bhd (Direct-Nil; Indirect-100%).

d) LLB Group

Deemed interested by virtue of Section 6A of the Act held via Amanvest (M) Sdn Bhd (Direct-Nil; Indirect-100%), Horizon Towers Sdn Bhd (Direct-Nil; Indirect-100%), Lancaster Trading Company Limited (Direct-60%; Indirect-Nil), Lion Holdings Sdn Bhd (Direct-Nil; Indirect-80%), Tirta Enterprise Sdn Bhd (Direct-Nil; Indirect-79%), William Cheng Sdn Bhd (Direct-99.99%; Indirect-0.01%), Araniaga Holdings Sdn Bhd (Direct-Nil; Indirect-100%), Teck Bee Mining (M) Sendirian Berhad (Direct-5.59%; Indirect-90.29%), Lion Holdings Pte Ltd (Direct-Nil; Indirect-58.80%), Lion Management Sdn Bhd (Direct-Nil; Indirect-100%), Lion Development (Penang) Sdn Bhd (Direct-49%; Indirect-1%), Jelajah Jaya Sdn Bhd (Direct-Nil; Indirect-100%), Bayview Properties Sdn Bhd (Direct-Nil; Indirect-100%), Trillionvest Sdn Bhd (Direct-99.99%; Indirect-Nil), Umatrac Enterprises Sdn Bhd (Direct-Nil; Indirect-100%), AMB (Direct-0.01%; Indirect-59.61%), Amsteel (Direct-Nil; Indirect-36.97%), LCB (Direct-0.10%; Indirect-57.32%), Ceemax Electronics Sdn Bhd (Direct-Nil; Indirect-100%) and Konming Investments Limited (Direct-Nil; Indirect-100%).

e) CPMB Group

Deemed interested by virtue of Section 6A of the Act held via Lion Holdings Sdn Bhd (Direct-Nil; Indirect-80%), Lion Development (Penang) Sdn Bhd (Direct-49%; Indirect-1%), Narajaya Sdn Bhd (Direct-Nil; Indirect-100%), Ayer Keroh Resort Sdn Bhd (Direct-Nil; Indirect-100%), LCB (Direct-0.10%; Indirect-57.32%), Amsteel (Direct-Nil; Indirect-36.97%), Umatrac Enterprises Sdn Bhd (Direct-Nil; Indirect-100%), Ambang Jaya Sdn Bhd (Direct-Nil; Indirect-100%), Parkson Corporation Sdn Bhd (Direct-Nil; Indirect-100%) and AMB (Direct-0.01%; Indirect-59.61%).

f) ACB Group

Deemed interested by virtue of Section 6A of the Act held via Tirta Enterprise Sdn Bhd (Direct-Nil; Indirect-79%), Amanvest (M) Sdn Bhd (Direct-Nil; Indirect-100%), Horizon Towers Sdn Bhd (Direct-Nil; Indirect-100%); Actual Best Limited (Direct-Nil; Indirect-72%), LCB (Direct-0.10%; Indirect-57.32%), Limpahjaya Sdn Bhd (Direct-Nil; Indirect-100%), Posim (Direct-Nil; Indirect-87.37%), Umatrac Enterprises Sdn Bhd (Direct-Nil; Indirect-100%) and Amsteel (Direct-Nil; Indirect-36.97%).

g) Lion Holdings Sdn Bhd Group

Deemed interested by virtue of Section 6A of the Act held via William Cheng Sdn Bhd (Direct-99.99%; Indirect-0.01%), Lancaster Trading Company Limited (Direct-60%; Indirect-Nil) and Utara Enterprise Sdn Bhd (Direct-50%; Indirect-50%).

h) Lion Best Sdn Bhd

Deemed interested by virtue of Section 6A of the Act held via Lion Holdings Sdn Bhd (Direct-Nil; Indirect-70%).

i) Lion Development (Penang) Sdn Bhd Group

Deemed interested by virtue of Section 6A of the Act held via Utara Enterprise Sdn Bhd (Direct-50%; Indirect-50%).

j) Amble Bond Sdn Bhd Group

Deemed interested by virtue of his wife, Puan Sri Chan Chau Ha @ Chan Chow Har's 14% direct interest in Amble Bond Sdn Bhd.

k) Lion Teck Chiang Limited Group

Deemed interested by virtue of Section 6A of the Act held via Lion Holdings Sdn Bhd (Direct-Nil; Indirect-80%); Andalas Development Sdn Bhd (Direct-Nil; Indirect-100%) and The Brooklands Rubber Selangor Company Limited (Direct-Nil; Indirect-100%).

l) Sims Holdings Sdn Bhd Group

Deemed interested by virtue of his wife, Puan Sri Chan Chau Ha @ Chan Chow Har's 90% direct interest in Sims Holdings Sdn Bhd.

ii) DAC

a) <u>LCB Group</u>

Deemed interested by virtue of Section 6A of the Act held via Lion Holdings Sdn Bhd (Direct-0.83%; Indirect-19.17%), Amanvest (M) Sdn Bhd (Direct-Nil; Indirect-100%), Billion Grow Limited (Direct-28%; Indirect-Nil) and Lion Development (Penang) Sdn Bhd (Direct-Nil; Indirect-20%).

b) <u>AMB Group</u>

Deemed interested by virtue of Section 6A of the Act held via Lion Holdings Sdn Bhd (Direct-0.83%; Indirect-19.17%), Amanvest (M) Sdn Bhd (Direct-Nil; Indirect-100%), Araniaga Holdings Sdn Bhd (Direct-Nil; Indirect-100%), Teck Bee Mining (M) Sendirian Berhad (Direct-Nil; Indirect-90.29%), Tirta Enterprise Sdn Bhd (Direct-Nil; Indirect-70.64%), Sin Seng Investment Pte Ltd (Direct-20%; Indirect-Nil), LCB (Direct-0.15%; Indirect-35.40%) and Umatrac Enterprises Sdn Bhd (Direct-Nil; Indirect-100%).

c) <u>Posim Group</u>

Deemed interested by virtue of Section 6A of the Act held via Lion Holdings Sdn Bhd (Direct-0.83%; Indirect-19.17%), Amanvest (M) Sdn Bhd (Direct-Nil; Indirect-100%), Happyvest (M) Sdn Bhd (Direct-5.49%; Indirect-62.75%), Panoron Sdn Bhd (Direct-Nil; Indirect-100%) and Avenel Sdn Bhd (Direct-Nil; Indirect-100%).

d) <u>LLB Group</u>

Deemed interested by virtue of Section 6A of the Act held via Amanvest (M) Sdn Bhd (Direct-Nil; Indirect-100%), Horizon Towers Sdn Bhd (Direct-Nil; Indirect-100%), Lion Holdings Sdn Bhd (Direct-0.83%; Indirect–19.17%), Tirta Enterprise Sdn Bhd (Direct-Nil; Indirect-70.64%), Araniaga Holdings Sdn Bhd (Direct-Nil; Indirect-100%), Teck Bee Mining (M) Sendirian Berhad (Direct-Nil; Indirect-90.29%), Lion Management Sdn Bhd (Direct-Nil; Indirect-100%), Lion Development (Penang) Sdn Bhd (Direct-Nil; Indirect-20%), Jelajah Jaya Sdn Bhd (Direct-Nil; Indirect–100%), Bayview Properties Sdn Bhd (Direct-Nil; Indirect-100%), Sin Seng Investment Pte Ltd (Direct-20%; Indirect-Nil), Umatrac Enterprises Sdn Bhd (Direct-Nil; Indirect–100%), AMB (Direct-0.14%; Indirect-59.54%), Amsteel (Direct-0.03%; Indirect-35.70%), LCB (Direct-0.15%; Indirect-35.40%), Konming Investments Limited (Direct-Nil; Indirect–100%).

e) <u>CPMB Group</u>

Deemed interested by virtue of Section 6A of the Act held via Lion Holdings Sdn Bhd (Direct-0.83%; Indirect-19.17%), Lion Development (Penang) Sdn Bhd (Direct-Nil; Indirect-20%), Narajaya Sdn Bhd (Direct-Nil; Indirect-100%), Ayer Keroh Resort Sdn Bhd (Direct-Nil; Indirect-100%), LCB (Direct-0.15%; Indirect-35.40%), Amsteel (Direct-0.03%; Indirect-35.70%), Umatrac Enterprises Sdn Bhd (Direct-Nil; Indirect-100%), Ambang Jaya Sdn Bhd (Direct-Nil; Indirect-100%), Parkson Corporation Sdn Bhd (Direct-Nil; Indirect-100%) and AMB (Direct-0.14%; Indirect-59.54%).

f) <u>ACB Group</u>

Deemed interested by virtue of Section 6A of the Act held via Tirta Enterprise Sdn Bhd (Direct-Nil; Indirect-70.64%), Amanvest (M) Sdn Bhd (Direct-Nil; Indirect-100%), Horizon Towers Sdn Bhd (Direct-Nil; Indirect-100%); LCB (Direct-0.15%; Indirect-35.40%), Limpahjaya Sdn Bhd (Direct-Nil; Indirect-100%), Posim (Direct-Nil; Indirect-87.37%), Umatrac Enterprises Sdn Bhd (Direct-Nil; Indirect-100%) and Amsteel (Direct-0.03%; Indirect-35.70%).

g) Lion Holdings Sdn Bhd Group

Deemed interested by virtue of Section 6A of the Act held via Lion Realty Pte Ltd (Direct-15.02%; Indirect-14.90%).

h) Lion Best Sdn Bhd

Deemed interested by virtue of Section 6A of the Act held via Lion Realty Pte Ltd (Direct-Nil; Indirect-70%).

i) Lion Development (Penang) Sdn Bhd Group

Deemed interested by virtue of Section 6A of the Act held via Lion Realty Pte Ltd (Direct-15.02%; Indirect-14.90%).

j) Lion Teck Chiang Limited Group

Deemed interested by virtue of Section 6A of the Act held via Lion Investment (Singapore) Pte Ltd (Direct-28.60%; Indirect-14.20%).

iii) LTAT

a) LCB Group

Deemed interested by virtue of Section 6A of the Act held via Umatrac Enterprises Sdn Bhd (Direct-Nil; Indirect-100%), Angkasa Marketing (S) Pte Ltd (Direct-Nil; Indirect-100%), AMB (Direct-4.22%; Indirect-58%) and Project Jaya Sdn Bhd (Direct-Nil; Indirect-100%).

b) AMB Group

Deemed interested by virtue of Section 6A of the Act held via LCB (Direct-Nil; Indirect-20.19%) and Umatrac Enterprises Sdn Bhd (Direct-Nil; Indirect-100%).

c) Posim Group

Deemed interested by virtue of Section 6A of the Act held via Avenel Sdn Bhd (Direct-Nil; Indirect-100%).

d) LLB Group

Deemed interested by virtue of Section 6A of the Act held via Umatrac Enterprises Sdn Bhd (Direct-Nil; Indirect-100%), AMB (Direct-4.22%; Indirect-58%), Amsteel (Direct-21%; Indirect-Nil), LCB (Direct-Nil; Indirect-20.19%), Affin-ACF Finance Berhad (Direct-Nil; Indirect-100%) and Konming Investments Limited (Direct-Nil; Indirect-100%).

e) CPMB Group

Deemed interested by virtue of Section 6A of the Act held via Ayer Keroh Resort Sdn Bhd (Direct-Nil; Indirect-70%), LCB (Direct-Nil; Indirect-20.19%), Amsteel (Direct-21%; Indirect-Nil), Umatrac Enterprises Sdn Bhd (Direct-Nil; Indirect-100%), AMB (Direct-4.22%; Indirect-58%), Ambang Jaya Sdn Bhd (Direct-Nil; Indirect-100%) and Parkson Corporation Sdn Bhd (Direct-Nil; Indirect-100%).

f) ACB Group

Deemed interested virtue of Section 6A of the Act held via LCB (Direct-Nil; Indirect-20.19%), Limpahjaya Sdn Bhd (Direct-Nil; Indirect-100%), Posim (Direct-Nil; Indirect-83.70%) and Umatrac Enterprises Sdn Bhd (Direct-Nil; Indirect-100%).

g) Lion Teck Chiang Limited Group

Deemed interested by virtue of Section 6A of the Act held via Umatrac Enterprises Sdn Bhd (Direct-Nil; Indirect-100%), Angkasa Marketing (S) Pte Ltd (Direct-Nil; Indirect-100%), AMB (Direct-4.22%; Indirect-58%), Lion Land Berhad (Direct-2.93%; Indirect-50.56%), Andalas Development Sdn Bhd (Direct-Nil; Indirect-100%) and The Brooklands Selangor Rubber Company Limited (Direct-Nil; Indirect-100%).

iv) Lion Holdings Sdn Bhd

a) LCB Group

Deemed interested by virtue of Section 6A of the Act held via Amanvest (M) Sdn Bhd (Direct-Nil; Indirect-100%).

b) AMB Group

Deemed interested by virtue of Section 6A of the Act held via Amanvest (M) Sdn Bhd (Direct-Nil; Indirect-100%), Araniaga Holdings Sdn Bhd (Direct-51%; Indirect-Nil), Teck Bee Mining (M) Sendirian Berhad (Direct-90.29%; Indirect-Nil), Tirta Enterprise Sdn Bhd (Direct-Nil; Indirect-67.04%), LCB (Direct-8.66%; Indirect-23.90%) and Umatrac Enterprises Sdn Bhd (Direct-Nil; Indirect-100%).

c) Posim Group

Deemed interested by virtue of Section 6A of the Act held via Amanvest (M) Sdn Bhd (Direct-Nil; Indirect-100%), Happyvest (M) Sdn Bhd (Direct-51.01%; Indirect-Nil), Panoron Sdn Bhd (Direct-Nil; Indirect-100%) and Avenel Sdn Bhd (Direct-Nil; Indirect-100%).

d) LLB Group

Deemed interested by virtue of Section 6A of the Act held via Amanvest (M) Sdn Bhd (Direct-Nil; Indirect-100%), Tirta Enterprises Sdn Bhd (Direct-Nil; Indirect-67.04%), Araniaga Holdings Sdn Bhd (Direct-51%; Indirect-Nil), Teck Bee Mining (M) Sendirian Berhad (Direct-90.29%; Indirect-Nil), Jelajah Jaya Sdn Bhd (Direct-100%; Indirect-Nil), Umatrac Enterprises Sdn Bhd (Direct-Nil; Indirect-100%), AMB (Direct-0.002%; Indirect-59.53%), Amsteel (Direct-0.002%; Indirect-35.36%), LCB (Direct-8.66%; Indirect-23.90%) and Konming Investments Limited (Direct-Nil; Indirect-100%).

e) CPMB Group

Deemed interested by virtue of Section 6A of the Act held via Ayer Keroh Resort Sdn Bhd (Direct-Nil; Indirect-70%), LCB (Direct-8.66%; Indirect-23.90%), Amsteel (Direct-0.002%; Indirect-35.36%), Umatrac Enterprises Sdn Bhd (Direct-Nil; Indirect-100%), AMB (Direct-Negligible; Indirect-59.53%), Ambang Jaya Sdn Bhd (Direct-Nil; Indrect-100%) and Parkson Corporation Sdn Bhd (Direct-Nil; Indirect-100%).

f) ACB Group

Deemed interested by virtue of Section 6A of the Act held via Tirta Enterprise Sdn Bhd (Direct-Nil; Indirect-67.04%), Amanvest (M) Sdn Bhd (Direct-Nil; Indirect-100%), LCB (Direct-8.66%; Indirect-23.90%), Limpahjaya Sdn Bhd (Direct-Nil; Indirect-100%), Posim (Direct-0.02%; Indirect-87.37%), Umatrac Enterprises Sdn Bhd (Direct-Nil; Indirect-100%) and Amsteel (Direct-0.002%; Indirect-35.36%).

v) Mirzan bin Mahathir

a) LCB Group

Deemed interested by virtue of Section 6A of the Act held via Peringkat Prestasi (M) Sdn Bhd (Direct-99.99%; Indirect-0.01%).

b) AMB Group

Deemed interested by virtue of Section 6A of the Act held via LCB (Direct-Nil; Indirect-15.80%) and Umatrac Enterprises Sdn Bhd (Direct-Nil; Indirect-100%).

c) Posim Group

Deemed interested by virtue of Section 6A of the Act held via Avenel Sdn Bhd (Direct-Nil; Indirect-100%).

d) LLB Group

Deemed interested by virtue of Section 6A of the Act held via Umatrac Enterprises Sdn Bhd (Direct-Nil; Indirect-100%), AMB (Direct-Nil; Indirect-58%), Amsteel (Direct-Nil; Indirect-29.37%), LCB (Direct-Nil; Indirect-15.80%) and Konming Investments Limited (Direct-Nil; Indirect-100%).

e) CPMB Group

Deemed interested by virtue of Section 6A of the Act held via Ayer Keroh Resort Sdn Bhd (Direct-Nil; Indirect-70%), LCB (Direct-Nil; Indirect-15.80%), Amsteel (Direct-Nil; Indirect-29.37%), Umatrac Enterprises Sdn Bhd (Direct-Nil; Indirect-100%), AMB (Direct-Nil; Indirect-58%), Ambang Jaya Sdn Bhd (Direct-Nil; Indirect-100%) and Parkson Corporation Sdn Bhd (Direct-Nil; Indirect-100%).

f) ACB Group

Deemed interested by virtue of Section 6A of the Act held via LCB (Direct-Nil; Indirect-15.80%), Limpahjaya Sdn Bhd (Direct-Nil; Indirect-100%), Posim (Direct-Nil; Indirect-83.70%), Amsteel (Direct-Nil; Indirect-29.37%) and Umatrac Enterprises Sdn Bhd (Direct-Nil; Indirect-100%).

vi) Peringkat Prestasi (M) Sdn Bhd

a) AMB Group

Deemed interested by virtue of Section 6A of the Act held via LCB (Direct-15.80%; Indirect-Nil) and Umatrac Enterprises Sdn Bhd (Direct-Nil; Indirect-100%).

b) Posim Group

Deemed interested by virtue of Section 6A of the Act held via Avenel Sdn Bhd (Direct-Nil; Indirect-100%).

c) LLB Group

Deemed interested by virtue of Section 6A of the Act held via Umatrac Enterprises Sdn Bhd (Direct-Nil; Indirect-100%), AMB (Direct-Nil; Indirect-58%), Amsteel (Direct-Nil; Indirect-29.37%), LCB (Direct-15.80%; Indirect-Nil) and Konming Investments Limited (Direct-Nil; Indirect-100%).

d) CPMB Group

Deemed interested by virtue of Section 6A of the Act held via Ayer Keroh Resort Sdn Bhd (Direct-Nil; Indirect-70%), LCB (Direct-15.80%; Indirect-Nil), Amsteel (Direct-Nil; Indirect-29.37%), Umatrac Enterprises Sdn Bhd (Direct-Nil; Indirect-100%), AMB (Direct-Nil; Indirect-58%), Ambang Jaya Sdn Bhd (Direct-Nil; Indirect-100%) and Parkson Corporation Sdn Bhd (Direct-Nil; Indirect-100%).

e) ACB Group

Deemed interested by virtue of Section 6A of the Act held via LCB (Direct-15.80%; Indirect-Nil), Limpahjaya Sdn Bhd (Direct-Nil; Indirect-100%), Posim (Direct-Nil; Indirect-83.70%), Amsteel (Direct-Nil; Indirect-29.37%) and Umatrac Enterprises Sdn Bhd (Direct-Nil; Indirect-100%).

vii) LCB

a) AMB Group

Deemed interested by virtue of Section 6A of the Act held via Umatrac Enterprises Sdn Bhd (Direct-Nil; Indirect-100%).

b) Posim Group

Deemed interested by virtue of Section 6A of the Act held via Avenel Sdn Bhd (Direct-Nil; Indirect-100%).

c) LLB Group

Deemed interested by virtue of Section 6A of the Act held via Umatrac Enterprises Sdn Bhd (Direct-Nil; Indirect-100%), AMB (Direct-0.01%; Indirect-58%), Amsteel (Direct-19.35%; Indirect-10.01%) and Konming Investments Limited (Direct-Nil; Indirect-100%).

d) CPMB Group

Deemed interested by virtue of Section 6A of the Act held via Ayer Keroh Resort Sdn Bhd (Direct-Nil; Indirect-70%), Amsteel (Direct-19.35%; Indirect-10.01%), Umatrac Enterprises Sdn Bhd (Direct-Nil; Indirect-100%), AMB (Direct-0.01%; Indirect-58%), Ambang Jaya Sdn Bhd (Direct-Nil; Indirect-100%) and Parkson Corporation Sdn Bhd (Direct-Nil; Indirect-100%).

e) <u>ACB Group</u>

Deemed interested virtue of Section 6A of the Act held via Limpahjaya Sdn Bhd (Direct-Nil; Indirect-100%), Posim (Direct-Nil; Indirect-83.70%), Umatrac Enterprises Sdn Bhd (Direct-Nil; Indirect-100%) and Amsteel (Direct-19.35%; Indirect-10.01%).

f) <u>Lion Teck Chiang Limited Group</u>

Deemed interested by virtue of Section 6A of Act held via Umatrac Enterprises Sdn Bhd (Direct-Nil; Indirect-100%), Angkasa Marketing (S) Pte Ltd (Direct-4.22%; Indirect-58%), AMB (Direct-4.22%; Indirect-58%), Lion Land Berhad (Direct-Nil; Indirect-100%), Andalas Development Sdn Bhd (Direct-Nil; Indirect-100%) and The Brooklands Selangor Rubber Company Limited (Direct-Nil; Indirect-100%).

AMSTEEL CORPORATION BERHAD (20667-M)
(Incorporated in Malaysia)

NOTICE OF EXTRAORDINARY GENERAL MEETING

NOTICE IS HEREBY GIVEN that an Extraordinary General Meeting of the Company will be held at the Meeting Hall, Level 48, Menara Citibank, 165 Jalan Ampang, 50450 Kuala Lumpur on 20 December 2002 at 3.15 pm or immediately after the Twenty-Seventh Annual General Meeting of the Company scheduled to be held on the same day at 3.00 pm, whichever shall be the later, for the purpose of considering and, if thought fit, passing the following resolution as an Ordinary Resolution:

ORDINARY RESOLUTION

PROPOSED RENEWAL OF SHAREHOLDERS' MANDATE AND PROPOSED GENERAL MANDATE FOR RECURRENT RELATED PARTY TRANSACTIONS OF A REVENUE OR TRADING NATURE

That approval be given for the Company and its subsidiary companies to enter into the recurrent related party transactions of a revenue or trading nature which are necessary for its day-to-day operations as detailed in Section 3.3 ("Recurrent Transactions") and with those related parties as detailed in Section 3.2 of the Circular to Shareholders of the Company dated 5 December 2002 subject to the following:

i) the transactions are in the ordinary course of business and are on terms not more favourable than those generally available to the public and are not to the detriment of the minority shareholders of the Company; and

ii) disclosure is made in the annual report of the breakdown of the aggregate value of transactions conducted pursuant to the shareholders' mandate during the financial year, amongst others, based on the following information:

    a) the type of the Recurrent Transactions made; and

    b) the names of the related parties involved in each type of the Recurrent Transactions made and their relationship with the Company;

AND THAT authority conferred by this Ordinary Resolution shall continue to be in force until:

i) the conclusion of the next annual general meeting of the Company at which time it will lapse, unless by a resolution passed at the meeting, the authority is renewed;

ii) the expiration of the period within which the next annual general meeting after that date is required to be held pursuant to section 143(1) of the Companies Act, 1965 ("Act") (but shall not extend to such extension as may be allowed pursuant to section 143(2) of the Act); or

iii) revoked or varied by resolution passed by the shareholders in general meeting;

whichever is the earlier,

AND THAT the Directors be and are hereby authorised to complete and do all such acts and things (including executing such documents as may be required) to give effect to the transactions contemplated and/or authorised by this Ordinary Resolution.

By Order of the Board

CHAN POH LAN
Secretary

Kuala Lumpur
4 December 2002

Notes:

1. *A member entitled to attend and vote at the Extraordinary General Meeting is entitled to appoint a proxy to attend and vote instead of him. A proxy need not be a member of the Company. The instrument appointing a proxy must be in writing under the hand of the appointor or his attorney duly authorised in writing or, if the appointor is a corporation under seal or under the hand of an officer or attorney duly authorised.*

2. *An instrument appointing a proxy executed in Malaysia need not be witnessed. The signature to an instrument appointing a proxy executed outside Malaysia shall be attested by a solicitor, notary public, consul or magistrate.*

3. *The instrument of proxy shall be deposited at the Registered Office of the Company, Level 46, Menara Citibank, 165 Jalan Ampang, 50450 Kuala Lumpur not less than forty-eight (48) hours before the time appointed for holding the Meeting.*

AMSTEEL CORPORATION BERHAD (20667-M)
(Incorporated in Malaysia)

FORM OF PROXY

I/We ....

I.C. No./Company No. ....

of ....

being a member/members of Amsteel Corporation Berhad hereby appoint ....

....

I.C. No. ....

of ....

or failing whom, ...

I.C. No. ....

of ....

as my/our proxy to attend and vote for me/us and on my/our behalf at the Extraordinary General Meeting of the Company to be held at the Meeting Hall, Level 48, Menara Citibank, 165 Jalan Ampang, 50450 Kuala Lumpur on Friday, 20 December 2002 at 3.15 pm or immediately after the Twenty-Seventh Annual General Meeting of the Company scheduled to be held on the same day at 3.00 pm, whichever shall be the later, and at any adjournment thereof.

ORDINARY RESOLUTION	FOR	AGAINST
Proposed Renewal of Shareholders' Mandate and Proposed General Mandate for Recurrent Related Party Transactions of a Revenue or Trading Nature		

Please indicate with an "X" how you wish your vote to be cast. If no specific direction as to voting is given, the proxy will vote or abstain at his discretion.

As witness my/our hand this .... day of 2002

Signed ....

No. of Shares ....   in the presence of ....

Representation at Meeting:

1. A member entitled to attend and vote at the Extraordinary General Meeting is entitled to appoint a proxy to attend and vote instead of him. A proxy need not be a member of the Company. The instrument appointing a proxy must be in writing under the hand of the appointor or his attorney duly authorised in writing or, if the appointor is a corporation under seal or under the hand of an officer or attorney duly authorised.

2. An instrument appointing a proxy executed in Malaysia need not be witnessed. The signature to an instrument appointing a proxy executed outside Malaysia shall be attested by a solicitor, notary public, consul or magistrate.

3. The instrument of proxy shall be deposited at the Registered Office of the Company, Level 46, Menara Citibank, 165 Jalan Ampang, 50450 Kuala Lumpur not less than forty-eight (48) hours before the time appointed for holding the Meeting.